Exhibit 99.2

STAR BULK CARRIERS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

On July 11, 2014, pursuant to an Agreement and Plan of Merger, dated as of June 16, 2014 (as amended from time to time, the “Merger Agreement”), Star Bulk Carriers Corp. (“Star Bulk”) completed a transaction that resulted in a merger of two of its subsidiaries with Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”) (the “Merger”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk vessels fuel-efficient Eco-type vessels (one of which, Peloreus was delivered on July 22, 2014) at shipyards in Japan and China. The consideration paid by Star Bulk in the Merger was 48,395,765 common shares.

The agreement governing the Merger also provides for the acquisition (the “Heron Transaction”) of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. Star Bulk issued 2,115,706 of its common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the sellers under the Merger Agreement at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to Star Bulk, and Star Bulk expects to pay $25.0 million in cash (for which it may seek financing).

In addition, concurrently with the Merger, Star Bulk completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which are entities owned and controlled by members of the Pappas family. The Pappas Companies owned and operated a dry bulk carrier vessel (the Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable). The consideration paid by Star Bulk in the Pappas Transaction was 3,592,728 common shares.

The accompanying unaudited pro forma condensed combined financial statements of Star Bulk reflect:

•	the Merger; and

•	the Pappas Transaction.

In addition, the unaudited pro forma condensed combined balance sheet gives effect to changes in stockholders equity, debt issued and vessel acquisitions of Star Bulk, the Oceanbulk Companies and the Pappas Companies and the purchase of the two Heron Vessels, subsequent to March 31, 2014, as if such transactions occurred on March 31, 2014, all of which are discussed in Note 2a and Note 2i. We refer to all of the foregoing transactions as the “Pro Forma Transactions.”

The Merger and the Pappas Transaction have been reflected in the unaudited pro forma condensed combined financial information as purchases of businesses pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 805, “Business Combinations” (“ASC Topic 805”). In addition, Star Bulk will purchase two vessels from the Heron (the “Heron Transaction”). The Heron Transaction has been reflected in the Pro Forma Adjustments in the unaudited pro forma condensed combined financial information as a purchase of assets.

The unaudited pro forma condensed combined balance sheet as of March 31, 2014 is presented in thousands of U.S. dollars and gives effect to the Merger, the Pappas Transaction and the Heron Transaction as if such transactions were consummated on March 31, 2014. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2013, and three months ended March 31, 2014, are presented in thousands of U.S. dollars and give effect to the Merger and the Pappas Transaction as if such transactions closed on January 1, 2013.

These unaudited pro forma condensed combined financial statements are being presented for illustrative purposes only and, therefore, are not necessarily indicative of the financial position or results of operations that might have been achieved had the Pro Forma Transactions actually occurred on March 31, 2014 and January 1, 2013, respectively. They are not necessarily indicative of the results of operations or financial position of Star Bulk that may, or may not be expected to occur in the future. The unaudited pro forma condensed combined financial statements do not reflect any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that may be incurred as a result of the Pro Forma Transactions.

The following unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with Star Bulk’s audited consolidated financial statements and the related notes included in Star Bulk’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 21, 2014, Star Bulk’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014 (contained in Exhibit 99.1 to this Report on Form 6-K) and in conjunction with Oceanbulk’s audited and unaudited combined financial statements and the related notes included in this Exhibit 99.2.

The cost of the acquisition of the Oceanbulk Companies and the Pappas Companies has been allocated to the estimated fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies pursuant to the acquisition method of accounting prescribed by ASC Topic 805, and is based on preliminary estimates of such respective fair values. Therefore, the cost of the business combination and the cost of the Heron Transaction are based on the average closing market price of Star Bulk’s common shares, as determined over a period of two trading days before and two trading days after, and inclusive, of July 11, 2014, (the “Market Price Per Common Share”). Accordingly, the purchase price allocation and resulting pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements for this Exhibit 99.2. As a consequence, the purchase price allocation is preliminary and subject to revision based on the finalization of the balance sheets of Oceanbulk and the Pappas Companies as of July 11, 2014.

STAR BULK CARRIERS CORP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2014

	As of March 31, 2014
	Star Bulk	Oceanbulk	Pappas Companies	Total Adjustments		Pro Forma
	(in thousands of U.S. Dollars, except for share and per share data)
					Note
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$37,686	1,667	1	77,477	2c	116,831
Restricted cash, current	2,448	190	—	—		2,638
Trade accounts receivable	4,870	7,547	—	—		12,417
Inventories	5,000	5,674	—	—		10,674
Due from managers	81	—	—	—		81
Due from related parties	1,727	—	—	(1,436)	2d	291
Prepaid expenses and other receivables	2,679	969	3	(337)	2b	3,314
Deferred finance charges, net, current	—	217	—	(217)	2b	—

Total Current Assets	54,491	16,264	4	75,487		146,246

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels	80,605	149,465	22,342	168,393	2j	420,805
Vessels and other fixed assets, net	382,295	287,604	—	138,396	2k	808,295

Total Fixed Assets	462,900	437,069	22,342	306,789		1,229,100

OTHER NON-CURRENT ASSETS
Long term Investment	527	—	—	—		527
Convertible loans receivable	—	23,680	—	(23,680)	2i	—
Deferred finance charges, net	1,901	478	80	(558)	2c	1,901
Restricted cash, non-current	13,370	6,000	—	—		19,370
Fair value of above market acquired time charter	6,412	—	—	1,967	2e	8,379

TOTAL ASSETS	$539,601	483,491	22,426	360,005		1,405,523

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt	$26,999	9,897	—	8,953		45,849
Accounts payable	5,796	4,342	40	—		10,179
Due to related parties	1,799	676	300	(1,436)		1,339
Accrued liabilities	4,644	2,535	50	—		7,229
Deferred revenue	1,019	538	—	—		1,557
Derivative Financial liability	—	1,478	—	1,558	2b	3,036

Total Current Liabilities	40,257	19,466	390	9,075		69,188

NON-CURRENT LIABILITIES
Long term debt	232,877	74,214	—	117,647	2c	424,738
Derivative liability	67	1,061	—	1,631	2b	2,759
Other non-current liabilities	275	—	—	—		275
Members loan	—	408,838	—	(408,838)	2c	—

TOTAL LIABILITIES	273,476	503,580	390	(280,485)		496,961

STOCKHOLDERS’ EQUITY
Preferred Stock;	—	—	—	—		—
Common Stock,	291	—	—	876		1,167
Members’ Capital	—	—	—	—		—
Additional paid in capital	669,116	—	—	640,475		1,309,591
Accumulated Other Comprehensive income (loss)	—	—	—	—		—
Accumulated deficit	(403,282)	(20,088)	22,036	(861)		(402,195)

Total Stockholders’ Equity	266,125	(20,088)	22,036	640,490	2c	908,563

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$539,601	483,492	22,426	360,005		1,405,524

STAR BULK CARRIERS CORP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2014

	Three Months Ended March 31, 2014
	Star Bulk	Oceanbulk	Pappas Companies	Total Adjustments		Pro forma
	(in thousands of U.S. Dollars, except for share and per share data)
					Note		Note
Revenues:

Voyage revenues	$19,381	$10,613	$—	$(291)	2e	$29,703
Management fee income	798	—	—	(548)	2f	250

	20,179	10,613	—	(839)		29,953

Expenses
Voyage expenses	2,445	4,919	—	—		7,364
Vessel operating expenses	8,005	5,533	47	—		13,585
Dry docking expenses	690	725	—	—		1,415
Depreciation	4,679	2,153	—	1,088	2g	7,920
General and administrative expenses	3,790	1,233	7	—		5,030
Management fees	—	548	—	(548)	2f	—
Other operational loss	90	—	—	—		90
Other operational gain	(169)	—	—	—		(169)

Operating income	649	(4,498)	(54)	(1,379)		(5,282)

Other Income / (Expenses):
Interest and finance costs	(1,363)	(964)	(65)	—		(2,392)
Interest on Members loan		(966)		966	2h	—
Loss on derivative financial instruments, net	(158)	(1,116)	—	—		(1,274)
Interest and other income	(11)	(17)	(1)	—		(29)

Total other expenses, net	(1,532)	(3,063)	(66)	966		(3,695)

Income/ (Loss) Before Equity in Income of Investee	(883)	(7,561)	(120)	(413)		(8,977)
Equity in income of investee	5	—	—	—		5

Net Income / (loss)	$(878)	$(7,561)	$(120)	$(413)		(8,972)

Earnings / (loss) per share, basic	$(0.03)	$—	$—	$—		$(0.11)

Earnings / (loss) per share, diluted	$(0.03)	$—	$—	$—		$(0.11)

Weighted average number of shares outstanding, basic	28,849,559	—	—	—		82,953,759	2l

Weighted average number of shares outstanding, diluted	28,849,559	—	—	—		82,953,759	2l

STAR BULK CARRIERS CORP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

	Year Ended December 31, 2013
	Star Bulk	Oceanbulk	Pappas Companies	Total Adjustments		Pro Forma
	(in thousands of U.S. Dollars, except for share and per share data)
					Note		Note
Revenues:
Voyage revenues	$68,296	$14,021	$—	$(1,165)	2e	$81,152
Management fee income	1,598	—	—	(660)	2f	938

	69,894	14,021	—	(1,825)		82,090

Expenses
Voyage expenses	7,549	4,017	—	—		11,566
Vessel operating expenses	27,087	6,142	—	—		33,229
Dry docking expenses	3,519	3,248	—	—		6,767
Depreciation	16,061	2,656	—	1,537	2g	20,254
General and administrative expenses	9,910	4,097	14	—		14,021
Management fees	—	660		(660)	2f	—
Loss on sale of vessel	87	—	—	—		87
Other operational loss	1,125	—	—	—		1,125
Other operational gain	(3,787)	—	—	—		(3,787)

					2b
Operating income	8,343	(6,799)	(14)	(2,702)		(1,172)

Other Income / (Expenses):
Interest and finance costs	(6,814)	(786)	(30)	—		(7,630)
Interest on Members loan	—	(1,412)	—	1,412	2h	—
Loss on derivative financial instruments, net	91	(1,423)	—	—		(1,332)
Interest and other income	230	5	—	—		235

Total other expenses, net	(6,493)	(3,616)	(30)	1,412		(8,727)

Income/ (Loss) Before Equity in Income of Investee	1,850	(10,415)	(44)	(1,290)		(9,899)
Equity in income of investee	—	—	—	—		—

Net Income / (loss)	$1,850	$(10,415)	$(44)	$(1,290)		$(9,899)

Preferential Deemed Dividend	—	(705)	—	—		(705)

Net Income / (loss) available to Members	$1,850	$(11,120)	$(44)	$(1,290)		$(10,604)

Earnings / (loss) per share, basic	$0.13	—	—	—		$(0.15)

Earnings / (loss) per share, diluted	$0.13	—	—	—		$(0.15)

Weighted average number of shares outstanding, basic	14,051,344	—	—	—		68,155,544	2l

Weighted average number of shares outstanding, diluted	14,116,389	—	—	—		68,155,544	2l

Note 1—Basis of presentation:

Assumptions

The unaudited pro forma condensed combined balance sheet as of March 31, 2014, is presented in thousands of U.S. dollars and gives effect to the Merger, the Pappas Transaction and the Heron Transaction as if such transactions were consummated on March 31, 2014. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2013 and three months ended March 31, 2014, are presented in thousands of U.S. dollars and give effect to the Merger and the Pappas Transaction as if such transactions closed on January 1, 2013. All of the pro forma adjustments, including those related to the Heron Transaction, made to the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of income are discussed in Note 2, below.

With respect to the pro forma adjustments related to the unaudited pro forma condensed combined statements of income, only adjustments that are expected to have a continuing effect on the combined financial statements are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any restructuring expenses, payments pursuant to change-of-control provisions or integration costs that may be incurred as a result of the Merger.

Only adjustments that are factually supportable and that can be estimated reliably are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any cost savings potentially realizable from the elimination of certain expenses or from potential synergies, if any.

The cost of the acquisition of the Oceanbulk and the Pappas Companies has been allocated to the estimated fair values of the identifiable assets and liabilities of Oceanbulk and the Pappas Companies pursuant to the acquisition method of accounting prescribed by ASC Topic 805, and is based on preliminary estimates of such respective fair values. Therefore, the cost of the business combination and the cost of the Heron Transaction are based on the average closing market price of Star Bulk’s common shares, as determined over a period of two trading days before and two trading days after, and inclusive, of July 11, 2014, (the “Market Price Per Common Share”). Accordingly, the purchase price allocation and resulting pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements for this Exhibit 99.2 to the Form 6-K. As a consequence, the purchase price allocation is preliminary and subject to revision based on the finalization of the balance sheets of Oceanbulk and the Pappas Companies as of July 11, 2014.

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement:

a.	Events subsequent to March 31, 2014 up to July 11, 2014 when the Merger became effective

On May 27, 2014, the vessel Magnum Opus, a 81,022 dwt, Kamsarmax dry bulk carrier, was delivered to Oceanbulk from the shipyard Japan Marine United Corporation. The delivery installment of $18,620 was financed by a new loan facility with Deutsche Bank AG of $85,000, concluded on May 20, 2014, under which Oceanbulk drew down an amount of $20,000, representing the first available tranche relating to the delivered vessel. In connection with the new loan agreement, Oceanbulk paid arrangement fees amounting to $1,285, in May 2014. As of March 31, 2014, Oceanbulk had paid as advances and capitalized costs amounted to $12,705. The pro forma adjustments to vessels and other fixed assets, net, amount to $31,460 and reflect the accounting for subsequent delivery of the vessel to Oceanbulk.

On April 25, 2014, the vessel Tsu Ebisu, a 81,001 dwt Kamsarmax dry bulk carrier, was delivered to the Pappas Companies from the shipyard Japan Marine United Corporation. The delivery installment of $18,622 was financed by a new loan facility with HSBC Bank plc of $20,000, concluded on April 14, 2014, under which the Pappas Companies drew down the amount of $20,000. In connection with the new loan agreement, the Pappas Companies paid arrangement fees amounting to $80, in April 2014. As of March 31, 2014, for the respective vessel the Pappas Companies had paid as advances and capitalized costs amounted to $12,448. The pro forma adjustments to vessels and other fixed assets, net, amount to $31,240 and reflect the accounting for subsequent delivery of the vessel to the Pappas Companies.

The above-described transactions relating to the Magnum Opus and Tsu Ebisu resulted in an increase in long-term debt and various corresponding changes to Advances for vessels under construction and acquisition of vessels and Vessels and other fixed assets, net, which are described in Notes 2c, 2j and 2k and are reflected in the Purchase Price Allocation as described in Note 2b.

On May 28, 2014, the entire $415,037 aggregate principal and interest of the Members’ Loans (which were loans made by the members of Oceanbulk Shipping and Oceanbulk Carriers to Oceanbulk Shipping and Oceanbulk Carriers), was converted into 415,037 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to the respective members. As of March 31, 2014, there was $408,838 of accrued principal and interest with respect to the Members’ Loans. Subsequent to March 31, 2014 and before the conversion of the loan into equity an additional amount of $6,199 was recorded, consisting of an additional $4,870 of Members’ Loans incurred to finance the scheduled yard installment (described below) and accrued interest of $1,329, as further described in Notes 2c and 2j.

During May 2014, Oceanbulk paid $4,870 for scheduled yard installments with respect to a newbuilding Capesize vessel (Hull HN 214—to be named Leviathan).

At the end of June 2014, the Pappas Companies paid $4,920 for scheduled yard installments with respect to a newbuilding Capesize vessel (Hull HN 5016—to be named Indomitable).

At June 2014, Oceanbulk drew down an amount of $86,600 under a loan agreement with HSBC Bank plc, related to the partial financing of the acquisition cost of its operating vessels Kymopolia, Mercurial Virgo, Pendulum, Amami and Madredeus. Oceanbulk paid an amount of $866 for an arrangement fee and an amount of $222 for a commitment fee with respect to this loan.

b.	Preliminary Purchase Price Allocation

Upon the completion of the Merger and the Pappas Transaction, all of the outstanding membership interests of Oceanbulk and all of the membership interests of the Pappas Companies were automatically converted into the right to receive an aggregate of 48,395,766 and 3,592,728, respectively, common shares of Star Bulk, which Star Bulk issued following the completion of the Merger. In addition, at the closing of the Merger, the Company issued and deposited into escrow an aggregate of 2,115,706 common shares, representing a portion of consideration for the acquisition of the two Heron Vessels. The shares issued for the two Heron Vessels were issued into escrow and will be released as described in “the Merger Agreement”, which is contained in Exhibit 99.3 to this Report on Form 6-K.

In accordance with ASC Topic 805, the cost of the acquisition has been allocated to the estimated fair value of the identifiable assets of Oceanbulk and the Pappas Companies pursuant to the acquisition method under ASC Topic 805, “Business Combinations” and is based on preliminary estimates of their respective fair values. The fair value of the share consideration is based on the Market Price Per Common Share of $11.854.

	Oceanbulk	Pappas Entities	Total
	(in thousands of U.S. Dollars)
Preliminary Purchase Consideration:
Amount to be paid in Star Bulk common shares	$573,683	$42,588	$616,272	(i)

Total Preliminary Purchase Consideration	573,683	42,588	616,272

Less: Net Assets as of 31/03/2014 adjusted as follows:
Net Assets as of 31/03/2014	$(20,088)	$22,036	$1,948
Adjustment to cash and cash equivalents for delivery of new building vessels Tsu Ebisu and Magnum Opus (Note 2c) and the net proceeds from new loans of $85,000, $20,000 and $20,000, respectively (Note 2a)	85,348	1,129	86,477	(iii)
Additions to Deferred Charges in connection with new loans of $85,000, $20,000 and $20,000, respectively (Note 2a)	2,151	80	2,231	(iv)
Deduct from advances the amounts advanced for Tsu Ebisu and Magnum Opus since the vessels delivered (Note 2a)	(12,705)	(12,448)	(25,153)	(iv)
Additions to advances for yard installment paid in connection with Leviathan and Indomitable (Note 2a)	4,870	4,920	9,790	(iv)
Additions to Fixed Assets the value of Tsu Ebisu and Magnum Opus since the vessels have been delivered (Note 2a)	31,460	31,240	62,700	(iv)
Drawdown amounts under new loan agreements of $85,000, $86,600 and $20,000, respectively (Note 2a)	(106,600)	(20,000)	(126,600)	(iv)
Members Loan Conversion to Equity (Note 2a)	408,838	—	408,838	(iv)
Write-off of Oceanbulk IPO expenses	(337)	—	(337)	(viii)
Elimination of Convertible loan receivable from Heron (Note 2i)	(23,680)	—	(23,680)	(v)

Adjusted Net Assets	$369,257	$26,956	$396,213

Allocation of Purchase Consideration to reflect estimated Fair Value:
Fair value adjustment for advances for vessels under construction	148,877	9,800	158,677	(vi)
Fair value adjustment for vessels	73,186	2,510	75,696	(vi)
Fair value of above market acquired time charter	1,967	—	1,967	Note 2e
Write-off of deferred finance fees	(2,846)	(160)	(3,006)	(ix)
Fair value adjustment for interest rate swap as of July 11, 2014	(3,189)	—	(3,189)	(vii)

Fair Value of Net Assets	$587,252	$39,106	$626,358

Preliminary Estimated Goodwill/(Gain from bargain purchase)	$(13,569)	$3,482	$(10,087)

(i)	The total amount to be paid in Star Bulk’s common shares is calculated based on the number of shares to be issued in the Pro Forma Transactions, as stated above, and the Market Price Per Common Share of $11.854.
(ii)	These costs represent estimated costs directly related to the Pro Forma Transactions and consist of fees to be paid to financial and legal advisors and for accounting services and appraisals.
(iii)	This amount represents the difference between the loan proceeds of the two facilities secured by vessels Tsu Ebisu and Magnum Opus (See Note 2a) and the last installment paid to the shipyard upon their delivery minus the financing fees paid in connection to the aforementioned loan facilities.
(iv)	See Note 2a, which describes events occurring subsequent to March 31, 2014.
(v)	This amount represents the adjustment of a convertible loan receivable provided to Heron by Oceanbulk, since the total purchase consideration for the Oceanbulk Companies does not include this convertible loan receivable (See Note 2i).
(vi)	The amount indicates the estimated fair value of the vessels and newbuilding contracts of the Oceanbulk Companies and the Pappas Companies as quoted by independent vessel appraisers as of June 23, 2014, which, according to a third party appraiser and based on then current market trends would not be materially different from the values on July 11, 2014.

(vii)	The amount represents the market value of the Oceanbulk Companies’ interest rate swap agreement as of July 11, 2014.
(viii)	The outstanding balance as of March 31, 2014 of of $337 of deferred expenses related to the initial public offering of Oceanbulk, which was terminated at the completion of the Merger was written off.
(ix)	Deferred financing fees relating to existing loan agreements were written off as part of the purchase price allocation.

Based on the aforementioned assumptions and adjustments and the preliminary allocation of the purchase price, the Company estimates that the Pro Forma Transactions will result in a gain from bargain purchase of $10,087. This gain from bargain purchase is based on the excess of the estimated fair value of the net assets acquired of $626,358 in the Pro Forma Transactions over the aggregate purchase consideration of $616,272. The gain from bargain purchase is primarily attributable to the estimations made under the Merger Agreement and agreement governing the Pappas Transaction of the value of the assets included in those agreements and the subsequent stability or slightly declined market value of dry bulk vessels since the signing of the agreements. This relative stability of the market for dry bulk vessels along with the simultaneous decline in stock prices for most U.S. listed shipping companies, including Star Bulk, which have decreased by a greater amount than their net asset values, has resulted in the gain from bargain purchase of $10,087.

c.	Cash, Deferred Finance Charges, Long-Term Debt, Members’ loan and Stockholders Equity

	DR/ (CR)
	Cash and Cash Equivalents	Deferred Finance Charges, net	Long Term Debt
			Current Portion	Long Term	Member’s Loan	Stockholders’ Equity
	(in thousands of U.S. Dollars)
As per Star Bulk unaudited balance sheet as of March 31, 2014	$37,686	$1,901	$(26,999)	$(232,877)	$—	$(266,125)
As per Oceanbulk unaudited balance sheet as of March 31, 2014	1,667	695	(9,897)	(74,214)	(408,838)	20,088
As per Pappas Companies unaudited balance sheet as of March 31, 2014	1	80	—	—	—	(22,036)

Pro forma adjustments:
Estimated transaction costs	(9,000)	—	—	—	—	9,000
Pappas Companies - Arrangement Fees paid in relation to new loan of $20,000 in April 2014 (Note 2a)	(80)	80	—	—	—	—
Oceanbulk - Arrangement Fees paid in relation to a new loan of $85,000 in May 2014 (Note 2a)	(1,285)	1,285	—	—	—	—
Oceanbulk - Drawdown of $86,600 from a new loan facility, net of arrangement and commitment fees paid (Note 2a)	85,512	866	(6,220)	(80,380)	—	—
Oceanbulk - Additional	—	—	—	—	(6,199)	—
Members Loans (for Leviathan installment, Note 2a) and accrued interest
Oceanbulk - Conversion of Member’s Loans to Equity (Note 2a)	—	—	—	—	415,037	—
Oceanbulk - Drawdown of $20,000 from a new loan facility of $85,000 million in order to finance the delivery installment for Magnum Opus (Note 2a)	1,122	—	(1,333)	(18,667)	—	—
Pappas Companies-Drawdown amount under a new loan of $20,000 million in order to finance the delivery installment for Tsu Ebisu (Note 2a)	1,209	—	(1,400)	(18,600)	—	—
Write-off of deferred financing fees as part of the purchase price allocation	—	(3,006)	—	—	—	—
Reflect the consideration to be settled in Star Bulk’s common shares which will be held in escrow for Heron Vessels	—	—	—	—	—	(25,080	)(1)
Reflect the consideration to be settled in Star Bulk’s common shares for the acquisition of Oceanbulk and Pappas Companies	—	—	—	—	—	(616,272	)(2)
Reversal of Oceanbulk’s net assets as of March 31, 2014	—	—	—	—	—	(20,088)
Reversal of Pappas Companies net assets as of March 31, 2014	—	—	—	—	—	22,036
Gain from bargain purchase (Note 2b)	—	—	—	—	—	(10,087)

Total pro forma adjustments	$77,477	$(775)	$(8,953)	$(117,647)	$408,838	$(640,490)

Unaudited pro forma amounts as of March 31, 2014	$116,831	$1,901	$(45,849)	$(424,738)	$—	$(908,563)

(1)	This amount is calculated based on the 2,115,706 Star Bulk common shares issued at the Market Price Per Common Share of $11.854, for the acquisition of the Heron Vessels. Such common shares were deposited into escrow. Refer to Note 2i below.
(2)	This amount is calculated based on the 51,988,494 Star Bulk common shares issued at the Market Price Per Common Share of $11.854, for the acquisition of Oceanbulk and the Pappas Companies.

d.	Due from related parties / Due to related parties

All intercompany balances arising from the management of Oceanbulk vessels from Star Bulk are eliminated.

e.	Fair value of above market acquired time charters

The amount relates to assets arising from the fair value of Oceanbulk’s long term time charter contracts (“Charters Assumed”) at above market terms to be assumed by Star Bulk upon consummation of the Transactions. Fair value is determined by reference to market data. The preliminary estimated amounts reflected as an asset in the unaudited pro forma condensed combined balance sheet are based on the difference between the current fair value of charters with similar characteristics as the Charters Assumed and the net present value of future contractual cash flows from the Charters Assumed. The respective assets are amortized as a reduction of revenue over the period of the charters assumed. The remaining useful life of the Charters Assumed is two years. This reduction for the twelve months ended December 31, 2013, and three months ended March 31, 2014, was $1,165 and $291, respectively.

f.	Management fee income/ Management fee

All intercompany revenues and expenses arising from Star Bulk’s management of Oceanbulk’s vessels are eliminated.

g.	Depreciation

To record increased depreciation of vessels based on the preliminary fair values assigned to the vessels using Star Bulk’s estimated useful life of 25 years and net of adjustment of scrap value price of $200 per ton in line with Star Bulk’s accounting policy.

h.	Interest on Members’ Loans

Interest expense with respect to the Members’ Loans is eliminated as a result of the conversion of the Members’ Loans into equity as if it had occurred on January 1, 2013.

i.	Convertible loan receivable and acquisition of Heron Vessels

Reflects the assumption by Star Bulk (through its acquisition of Oceanbulk) of an outstanding loan receivable that is convertible into 50% of the equity interests of Heron. Pursuant to the Merger Agreement, Star Bulk issued 2,115,706 of its common shares into escrow. The escrowed common shares will be released to the Sellers at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to Star Bulk, and Star Bulk expects to pay $25,000 in cash (for which it may seek financing) in respect of debt that is currently secured by the Heron Vessels. The completion of this transaction will ultimately result in a decrease in the convertible loan receivable and an increase in vessels and other fixed assets, net. Based on the provisions of the Merger Agreement, Star Bulk expects that the transfer of the two Heron Vessels will be completed within the second half of 2014, with the following key milestones occurring after the closing of the Merger:

•	Star Bulk will exercise its option to convert the convertible loan into a 50% equity interest in Heron, and the Oceanbulk Sellers will remain as ultimate beneficial owners of Heron, until Heron is dissolved.

•	The two Heron Vessels will be distributed to Star Bulk from Heron. Upon such distribution, Star Bulk will instruct the escrow agent to release the 2,115,706 common shares held in Escrow and to disburse $25,000 in cash to the former owners of Oceanbulk. Star Bulk expects that the $25,000 cash payment will be financed by a debt facility.

•	Giving effect to all of the above transactions by the end of the second half of 2014, Star Bulk will have acquired:

a)	The two Heron Vessels in exchange for 2,115,706 common shares and $25,000 in cash; and

b)	50% of the equity capital of Heron. This investment is estimated to have zero value for Starbulk since the $5,000 in cash that will be retained by Heron will be used to satisfy future liabilities. Heron will have no vessels or other operating expenses.

•	Heron will be liquidated, and any remaining cash will be distributed to Star Bulk and further transferred to the former owners of Oceanbulk as per the Merger Agreement.

Based on the above expected sequence of events, Star Bulk assessed that after the completion of the aforementioned events and prior to the final liquidation of Heron, the accounting effect on its financial position will be:

•	Star Bulk will have acquired the two Heron Vessels for a total consideration of 2,115,706 common shares and $25,000 in cash;

•	Under the Merger Agreement, Star Bulk has agreed to incur new debt of $25,000 to finance the $25,000 cash payment in respect of the two Heron Vessels; and

•	Star Bulk will also own the 50% of the equity capital of Heron, and per the provisions of the Merger Agreement, any cash left after the final liquidation of Heron will be transferred to the former owners of Oceanbulk, and Star Bulk will have no economic benefit from the Heron liquidation process.

Consequently for the purposes of preparation of these unaudited pro forma condensed combined financial statements and the allocation of the purchase price in the Pro Forma Transactions, Star Bulk has elected to make the following pro forma adjustments to reflect:

•	the acquisition by Star Bulk of the two Heron Vessels; and

•	the conversion of the $23,680 outstanding convertible loan into a 50% equity interest in Heron, for which based on the sequence of events stated above Star Bulk estimates has a fair value equal to $0, as no economic benefit will be provided to Star Bulk from the process described above.

j.	Advances for vessels under construction and acquisition of vessels

The pro forma adjustments to Advances for vessels under construction and acquisition of vessels are as follows:

Pro forma adjustment to reflect fair values of Advances for vessels under construction	$158,667	Note 2b
Deduct from advances the amounts advanced for Tsu Ebisu and Magnum Opus since the vessels delivered	(25,153)	Note 2b
Additions to advances for yard installments have been paid in connection with Leviathan and Indomitable	9,790	Note 2b
Advances for Heron Vessels paid in common shares held in escrow	25,080	Note 2i

	$168,393

k.	Vessels and other fixed assets, net

The pro forma adjustments to Vessels and other fixed assets, net are as follows:

Pro forma adjustment to reflect fair values of Vessels	$75,696	Note 2b
Additions to Fixed Assets the amounts for the delivery of Tsu Ebisu and Magnum Opus since the vessels delivered	62,700	Note 2b

	$138,396

l.	Pro forma weighted average number of shares outstanding, basic and diluted

Pro forma weighted average number of shares outstanding, basic and diluted for the three months ended March 31, 2014 and for the year ended December 31, 2013, includes (i) 51,988,494 Star Bulk common shares to be issued upon the consummation of the Merger and the Pappas Transaction and (ii) 2,115,706 common shares to be issued and will be held in escrow pending the transfer of the Heron Vessels from Heron.

Pro forma weighted average number of shares outstanding, diluted for the year ended December 31, 2013, does not include the dilutive effect of 65,045 non vested issuable under Star Bulk’s equity incentive plan which was included in the historical year ended December 31, 2013, since the pro forma result is net loss and therefore their effect would be anti-dilutive.

SUMMARY HISTORICAL COMBINED FINANCIAL

AND OTHER OPERATING DATA OF OCEANBULK

The financial statements that are discussed in this Summary Historical Combined Financial and Other Operating Data of Oceanbulk are the combined results of Oceanbulk Shipping and Oceanbulk Carriers and their wholly owned, consolidated subsidiaries for the periods and as of the dates indicated. The historical results of operations, assets and liabilities of Oceanbulk Shipping and Oceanbulk Carriers have been combined because they were under common control by the members of Oaktree OBC Holdings LLC (the “Oaktree Holdco”) and Millennia Limited Liability Company (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), which were the owners of Oceanbulk’s equity interests prior to the Merger.

The summary historical combined financial data of Oceanbulk as of and for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 were derived from the audited historical financial statements of Oceanbulk, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are included in this Exhibit 99.2. Oceanbulk’s summary historical combined financial data presented below as of and for the three month periods ended March 31, 2014 and 2013 have been prepared on the same basis as its audited combined financial statements. Such data are derived from Oceanbulk’s unaudited interim condensed combined financial statements included in this Exhibit 99.2 and, in the opinion of management, include all adjustments (consisting of only normal, recurring adjustments) necessary for a fair presentation thereof.

Oceanbulk’s historical results are not necessarily indicative of future operating results. The summary combined financial data presented below is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk” and the historical combined financial statements of Oceanbulk included elsewhere in this Exhibit 99.2.

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
	($ in thousands, except per day amounts)

Income Statement Data:
Voyage revenues	$10,613	$2,100	$14,021	$1,975
Voyage expenses	(4,919)	(1,678)	(4,017)	(1,431)
Vessel operating expenses	(5,533)	(476)	(6,142)	(574)
Management fees(1)	(548)	(68)	(660)	(76)
Depreciation	(2,153)	(329)	(2,656)	(271)
Dry docking and special survey costs	(725)	—	(3,248)	—
General and administrative expenses to related parties(2)	(1,207)	(920)	(3,683)	(860)
General and administrative expenses	(26)	(2)	(414)	(4)

Operating loss	(4,498)	(1,373)	(6,799)	(1,241)
Interest on long-term debt	(879)	—	(628)	—
Amortization of deferred financing fees	(58)	—	(23)	—
Other bank and financing charges	(27)	(4)	(135)	—
Interest on Members’ Loans(3)	(966)	(212)	(1,412)	(167)
Loss on derivative financial instruments	(1,116)	—	(1,423)	—
Other income, net	(17)	3	5	—

Net loss	$(7,561)	$(1,586)	$(10,415)	$(1,408)

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
	($ in thousands, except per day amounts)
Cash Flow Data:
Net Cash used in Operating activities	$(6,989)	$(679)	$(3,895)	$(4,352)
Net Cash used in Investing activities	(200,052)	(9,840)	(202,229)	(62,302)
Net Cash provided by Financing activities	178,729	9,840	234,955	67,802

Other Data:
Number of vessels at the end of the year	11	1	6	1
Average number of vessels in operation(4)	8.0	1.0	2.4	0.2
Average age of vessels in operation at end of period (years)	5.6	1.8	6.3	1.5
Ownership Days(5)	723	90	880	73
Available Days(6)	712	90	797	73
Time charter Equivalent Rate per day(7)	$7,995	$4,684	$12,552	$7,442
Fleet Utilization(8)	98%	100%	91%	100%
Operating Expenses per day(9)	$5,547	$5,245	$5,377	$5,783
Adjusted EBITDA(10)	$(1,620)	$(1,044)	$(895)	$(970)

	March 31, 2014	December 31, 2013
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,667	$29,979
Restricted cash	6,190	6,193
Total current assets	16,264	38,002
Advances for vessel acquisition and vessels under construction	149,465	110,189
Vessels, net	287,604	151,994
Total assets	483,491	306,713
Total current liabilities	19,467	15,953
Long-term debt, excluding current portion	74,214	76,688
Members’ Loans	408,838	226,005
Total Members’ / Stockholders equity	(20,089)	(12,528)

(1)	Management fees include technical management fees that were paid to Star Bulk by Oceanbulk for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 of $0.7 million and $0.1 million, respectively, as well as for the three month periods ended March 31, 2014 and 2013 of $0.6 million and $0.1 million, respectively.
(2)	Oceanbulk Maritime S.A (“Oceanbulk Maritime”), an entity affiliates with the Pappas family, has historically provided commercial management and administrative services to Oceanbulk. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, $3.7 million and $0.9 million, respectively, as well as for the three month periods ended March 31, 2014 and 2013 of $1.2 million and $0.9 million, respectively, of fees were recorded as general administrative expenses. In addition $0.1 million and $nil, respectively, relating to the supervision of Oceanbulk’s newbuilding vessels, by Oceanbulk Maritime, during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 as well as $0.1 million and $nil, respectively, for the three month periods ended March 31, 2014 and 2013, were capitalized within advances for vessels under construction.

(3)	Represents interest on loans (provided in the form of convertible notes) by the Oceanbulk Holdcos. On May 28, 2014 such loans (together with accrued interest) were converted into membership units of Oceanbulk. Accordingly no further interest on Members’ Loans will be recorded following May 28, 2014.
(4)	Represents the average number of vessels that constituted Oceanbulk’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of Oceanbulk’s fleet during the period divided by the number of calendar days in the period.
(5)	Ownership Days are the total calendar days each vessel was owned by Oceanbulk for the relevant period. Ownership Days are an indicator of the size of Oceanbulk’s fleet over a period and affect both the amount of revenues and the amount of expenses that Oceanbulk records during a period.
(6)	Available Days are the total number of Oceanbulk’s Ownership Days less the aggregate number of days that Oceanbulk’s vessels were off-hire due to scheduled repairs or repairs under guarantees, vessel upgrades or special surveys and the aggregate amount of time that Oceanbulk spends positioning its vessels for such events. The shipping industry uses Available Days to measure the number of days in a period during which vessels should be capable of generating revenues.
(7)	Time charter Equivalent Rate per day is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage-related expenses. However, Oceanbulk may incur voyage-related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable U.S. GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists Oceanbulk’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Oceanbulk’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of Oceanbulk’s TCE rates for the periods indicated (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
Voyage Revenues	$10,613	$2,100	$14,021	$1,975
Voyage Expenses	(4,919)	(1,678)	(4,017)	(1,431)

Time charter equivalent revenues	$5,694	$422	$10,004	$544

Total Available Days	712	90	797	73
Time charter equivalent rate per day	$7,995	$4,684	$12,552	$7,442

(8)	Fleet Utilization (which reflects off-hire days during which vessels are unavailable due to scheduled maintenance and dry docking) is the percentage of time that Oceanbulk’s vessels were available for revenue generation, and is determined by dividing Available Days by fleet Ownership Days during that period. The shipping industry uses Fleet Utilization to measure a company’s efficiency in finding employment for its vessels.
(9)	Operating Expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs, and are calculated by dividing vessel operating expenses, excluding any one-off expenses incurred in the period of the vessel’s delivery, by fleet Ownership Days for the relevant time period.

(10)	EBITDA is a non-GAAP performance measure that is calculated by adding depreciation and amortization expense, interest and taxes to net income (loss). Adjusted EBITDA is calculated by further adjusting EBITDA to exclude dry docking and special survey costs (for comparability purposes, as a number of Oceanbulk’s peers use the deferral method of accounting for such costs, which records them as amortization expense for the respective period), other bank and financing charges and the effects of various items that in Oceanbulk’s management’s opinion do not directly reflect the ordinary-course of operations of Oceanbulk’s, such as gain (loss) on derivative financial instruments and other income (expense). Oceanbulk expects in the future that it may further adjust EBITDA to eliminate the effects of other such items, including non-cash compensation expense.

Oceanbulk believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of its operating performance from period to period and against the operating performance of other companies in its industry that provide EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income/loss between periods. In addition, Oceanbulk presents Adjusted EBITDA as a supplemental measure of its performance because Oceanbulk believes it represents a meaningful presentation of the financial performance of its core operations, without the impact of the various items excluded, in order to provide period-to-period comparisons that are more consistent and more easily understood. Oceanbulk believes that including Adjusted EBITDA as a measure of operating performance may help investors in (a) selecting between investing in Oceanbulk and other investment alternatives and (b) monitoring Oceanbulk’s ongoing financial and operational strength in assessing whether to continue to hold interests in Oceanbulk.

EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP. Oceanbulk’s EBITDA-based measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of Oceanbulk’s results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the amounts necessary to service interest or principal payments on Oceanbulk’s debt;

•	they do not reflect income tax expense, and because the payment of taxes is part of Oceanbulk’s operations, tax expense is a necessary element of Oceanbulk’s costs and ability to operate;

•	although depreciation and amortization are eliminated in the calculation of EBITDA-based measures, the assets being depreciated and amortized will often have to be replaced or will require improvements in the future, and Oceanbulk’s EBITDA-based measures do not reflect any costs of such replacements or improvements;

•	they do not reflect the impact of earnings or charges resulting from matters Oceanbulk considers not to be indicative of its ongoing operations; and

•	other companies in Oceanbulk’s industry may calculate these measures differently from the way it does, limiting their usefulness as comparative measures.

Oceanbulk compensates for these limitations by using its EBITDA-based measures along with other comparative tools, together with U.S. GAAP measures, to assist in the evaluation of operating performance. Such U.S. GAAP measures include operating income/loss, net income/loss, cash flows from operations and other cash flow data. Oceanbulk has significant uses of cash, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in its EBITDA-based measures.

Oceanbulk’s EBITDA-based measures are not measures of financial performance under U.S. GAAP and are not intended as alternatives to net income/loss as indicators of its operating performance or as alternatives to any other measure of performance in conformity with U.S. GAAP.

The following table reconciles EBITDA and Adjusted EBITDA to Oceanbulk’s net income (loss), the most directly comparable U.S. GAAP measure, for the periods presented:

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
Net loss	$(7,561)	$(1,586)	$(10,415)	$(1,408)
Interest on long-term debt	879	—	628	—
Interest on Members’ Loans	966	212	1,412	167
Depreciation	2,153	329	2,656	271
Amortization of deferred financing fees	58	—	23	—

EBITDA	$(3,505)	$(1,045)	$(5,696)	$(970)
Loss on derivative financial instruments	1,116	—	1,423	—
Dry docking and special survey costs	725	—	3,248	—
Other bank and financing costs	27	4	135	—
Other (income)	17	(3)	(5)	—

Adjusted EBITDA	$(1,620)	$(1,044)	$(895)	$(970)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF OCEANBULK

The following discussion and analysis should be read in conjunction with the “Summary Historical Combined Financial and Other Operating Data of Oceanbulk” and the accompanying combined financial statements and related notes included elsewhere in this Exhibit 99.2. The following discussion contains forward-looking statements that reflect Oceanbulk’s future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside Oceanbulk’s control. Oceanbulk’s actual results could differ materially from those discussed in these forward-looking statements. Please read “Cautionary Statements Regarding Forward-Looking Statements” in this Report on Form 6-K. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

The financial statements that are discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk are the combined results of Oceanbulk Shipping and Oceanbulk Carriers and their wholly owned, consolidated subsidiaries for the periods and as of the dates indicated. The historical results of operations, assets and liabilities of Oceanbulk Shipping and Oceanbulk Carriers have been combined because they were under common control by the Oceanbulk Holdcos. All vessel statistics discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk do not include the vessels owned by Heron. References to “eco-vessels” are to vessels that are designed to be more fuel-efficient than standard vessels of similar size.

Overview

Prior to the Merger, on a fully delivered basis, Oceanbulk was expected to have a fleet of 37 vessels consisting primarily of Newcastlemax / Capesize as well as Kamsarmax and Ultramax vessels with a carrying capacity between 55,000 dwt and 209,000 dwt. Prior to the Merger, Oceanbulk’s fleet included 12 existing vessels, including the newly built and delivered Eco-type vessel, Magnum Opus, and 25 vessels under construction in Japan and China. Oceanbulk’s vessels transport a broad range of bulk commodities along worldwide shipping routes.

Oceanbulk’s existing fleet of 13 vessels has an aggregate capacity of approximately 1.6 million dwt, and Oceanbulk had under contract 24 Eco-type vessels, 21 of which were scheduled to be delivered during 2014 and 2015.

Oceanbulk has historically primarily employed its vessels under spot or voyage charters. The vessel owner benefits from any fuel savings that can be achieved in a spot or voyage charter (particularly for eco-vessels) because fuel is paid for by the vessel owner. Two of Oceanbulk’s Post-Panamax vessels, Amami and Madredeus, were acquired subject to long-term charters to Glocal Japan Inc. through April and June 2016, respectively, at a gross charterhire rate of $15,000 per day.

Oceanbulk Shipping LLC was formed in October 2012, and Oceanbulk Carriers LLC was formed in April 2013. While Oceanbulk did have historical vessel operations during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, as well as during the three month periods ended March 31, 2014 and 2013, such operations are likely not to be indicative of Oceanbulk’s vessel operations once its fleet is fully built. The following table indicates the number of wholly owned vessels (and the aggregate capacity of those vessels) that were in operation as of the dates specified:

Date	Number of Vessels in Operation	Aggregate Capacity (dwt)
December 31, 2012(1)	1	181,433
September 30, 2013	4	470,006
December 31, 2013	6	827,849
March 31, 2014(2)	11	1,366,365

(1)	There was one vessel in operation until two additional vessels were acquired in July 2013.
(2)	As of March 31, 2014, Oceanbulk also had a 50% interest in Heron, a joint venture owning 12 vessels.

Management fees include technical management fees that were paid to Star Bulk by Oceanbulk of $0.7 million and $0.1 million, respectively, in the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, as well as for the three month periods ended March 31, 2014 and 2013 of $0.6 million and $0.1 million, respectively. Oceanbulk Maritime has historically provided commercial management and administrative services to Oceanbulk. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, $3.7 million and $0.9 million, respectively, as well as for the three month periods ended March 31, 2014 and 2013 of $1.2 million and $0.9 million, respectively, of fees charged by Oceanbulk Maritime were recorded as general administrative expenses. In addition, $0.1 million and $nil, respectively, relating to the supervision of Oceanbulk’s newbuilding vessels, by Oceanbulk Maritime, during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 as well as $0.1 million and $nill, respectively, for the three month periods ended March 31, 2014 and 2013 were capitalized within advances for vessels under construction.

Profits Interest Agreement

Pursuant to an agreement (the “Profits Interest Agreement”) among affiliates of Oaktree, Oceanbulk Maritime, Oceanbulk Carriers, Oceanbulk Shipping and Messrs. Petros Pappas and Hamish Norton, Messrs. Pappas and Norton are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in Oceanbulk. This award will be payable only by affiliates of Oaktree and not by Oceanbulk. As of June 30, 2014, March 31, 2014 and December 31, 2013, no awards had vested, and no payments had yet been made under the Profits Interest Agreement. While Oceanbulk Carriers and Oceanbulk Maritime are and were, as of June 30, 2014 and March 31, 2014, parties to the Profits Interest Agreement, the Profits Interest Agreement is expected to be amended, as a result of the Merger, to remove Oceanbulk Carriers and Oceanbulk Shipping as parties.

Key Performance Indicators

Oceanbulk believes that the following are the most important measures for analyzing its results of operations:

•	Average number of vessels: Average number of vessels is the average number of vessels that constituted Oceanbulk’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of Oceanbulk’s fleet during the period divided by the number of calendar days in the period.

•	Ownership Days: Ownership Days are the total calendar days each vessel in Oceanbulk’s fleet was owned by it for the relevant period. Ownership Days are an indicator of the size of Oceanbulk’s fleet over a period and affect both the amount of revenues and the amount of expenses that Oceanbulk records during a period.

•	Available Days: Available Days are the total number of Oceanbulk’s Ownership Days less the aggregate number of days that Oceanbulk’s vessels were off-hire due to scheduled repairs or repairs under guarantees, vessel upgrades or special surveys and the aggregate amount of time that Oceanbulk spends positioning its vessels for such events. The shipping industry uses Available Days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Time charter equivalent rates: Time charter equivalent rate per day is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage-related expenses. However, Oceanbulk may incur voyage-related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable U.S. GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists Oceanbulk’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Oceanbulk’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of Oceanbulk’s TCE rates for the periods indicated (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	3 month period ended March 31, 2014	3 month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
Voyage Revenues	$10,613	$2,100	$14,021	$1,975
Voyage Expenses	(4,919)	(1,678)	(4,017)	(1,431)

Time charter equivalent revenues	$5,694	$422	$10,004	$544

Total Available Days	712	90	797	73
Time charter equivalent rate per day	$7,995	$4,684	$12,552	$7,442

•	Fleet Utilization: Fleet Utilization (which reflects off-hire days during which vessels are unavailable due to scheduled maintenance and dry docking) is the percentage of time that Oceanbulk’s vessels were available for revenue generating, and is determined by dividing Available Days by fleet Ownership Days during that period. The shipping industry uses Fleet Utilization to measure a company’s efficiency in finding employment for its vessels.

•	Daily Vessel Operating expenses: Daily vessel operating expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs, and are calculated by dividing vessel operating expenses, excluding any one-off expenses incurred in the period of the vessel’s delivery, by fleet Ownership Days for the relevant time period.

•	Adjusted EBITDA: EBITDA is a non-GAAP performance measure that is calculated by adding depreciation and amortization expense, interest and taxes to net income (loss). Adjusted EBITDA is calculated by further adjusting EBITDA to exclude dry docking and special survey costs (for comparability purposes, as a number of Oceanbulk’s peers use the deferral method of accounting for such costs, which records them as amortization expense for the respective period), other bank and financing charges and the effects of various items that in Oceanbulk’s management’s opinion do not directly reflect the ordinary-course of operations of Oceanbulk, such as gain/(loss) on derivative financial instruments and other income/(expense). Oceanbulk expects in the future that it may further adjust EBITDA to eliminate the effects of other such items, including non-cash compensation expense. For more information regarding the uses and limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see note 10 to “Summary Historical Combined Financial and Other Operating Data of Oceanbulk”, which is included in this Exhibit 99.2.

Presentation of Financial information

Voyage Revenues

Voyage revenues consist primarily of revenues from voyage and time charters of Oceanbulk’s vessels. Oceanbulk’s revenues are driven primarily by the number of vessels in its fleet, the number of days during which its vessels operate and the daily charterhire rates that its vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of its charters;

•	its decisions relating to vessel acquisitions and disposals;

•	the amount of time that it spends positioning its vessels;

•	the amount of time that its vessels spend in dry dock undergoing repairs and maintenance;

•	maintenance and upgrade work;

•	the age, condition and specifications of its vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers.

Oceanbulk has historically chartered its vessels to charterers primarily under voyage or time charters. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, Oceanbulk pays specific voyage expenses, such as port, canal and bunker fuel costs, as well as operating expenses, such as crew, insurance, repair services, spares, stores and lubricants. As a result of this arrangement, any cost savings due to reduced fuel consumption are directly for the account of the shipowner, and therefore spot market voyage charters may be more advantageous for more fuel-efficient vessels. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations may result from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but operating in this market may enable Oceanbulk to capture increased profit margins during periods of improvements in dry bulk vessel charter rates.

Time charters give Oceanbulk fixed revenue for a known period of time and stable cash flows. Under time charters, Oceanbulk covers operating expenses, but the charterer covers voyage expenses, including port, canal and bunker fuel costs. As a result, negotiation of a time charter rate depends in part on the anticipated fuel consumption of a vessel, and there is no guarantee that a time charter will fully compensate Oceanbulk for the savings realized by the charterer when chartering a ship that is more fuel efficient than a typical vessel.

Voyage Expenses

Voyage expenses, primarily consisting of port, canal and bunker fuel expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the owner under voyage charter arrangements, except for commissions, which are always paid by the owner, regardless of charter type. Voyage expenses are also paid by Oceanbulk during periods when its ships are off-hire, and such voyage expenses are recognized when incurred. Oceanbulk may incur voyage-related expenses for a vessel when positioning or repositioning the vessel before or after the period of a charter, during periods of commercial waiting time or while the vessel is off-hire during a period of dry docking.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses also include all peripheral expenses incurred while vessels perform their classification special survey and dry docking, such as spare parts, port dues, tugs, service engineer attendance etc. Vessel operating expenses are paid by Oceanbulk for its vessels under spot and time charters and are recognized when incurred.

Dry docking and special survey costs

Oceanbulk must periodically dry dock each of its vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Oceanbulk dry docks its vessels at least once every 60 months until the vessel is 15 years old, after which it dry docks its vessels at least once every 30 months, as required for the renewal of certifications required by classification societies. The number of dry dockings undertaken in a given period and the nature of the work performed during that period determine the level of dry docking expenditures.

Two of Oceanbulk’s wholly owned vessels underwent dry docking during 2013 and none did during the first three months of 2014. Oceanbulk’s dry docking schedule for its existing wholly owned vessels as of May 31, 2014 was as follows (in number of vessels):

Remainder of 2014	2015	2016	2017	2018
3	2	7	4	2

Oceanbulk estimates the cost to dry dock a vessel is between $0.5 million and $1.5 million, depending on the size and condition of the vessel.

Depreciation

Oceanbulk’s depreciation expenses include a depreciation charge for the acquisition cost of each of its vessels, less an estimated residual value. Oceanbulk depreciates its vessels on a straight-line basis over their remaining economic useful life from the time when they are ready for their intended use.

Interest and Finance Costs

Oceanbulk incurs interest expense on outstanding indebtedness under its existing credit facilities, including ship financing. The amount of interest expense depends on Oceanbulk’s overall level of borrowings and may significantly increase when it acquires or refinances ships. During construction of a newbuilding vessel, interest expense incurred related to the financing of these newbuilding vessels is capitalized in the cost of the newbuilding. Oceanbulk’s bank loan arrangements provide for a variable interest rate per annum. Interest expense relating to Oceanbulk’s bank loan arrangements may change depending on the prevailing interest rates. Oceanbulk has entered into interest rate swap agreements, in order to manage exposure to variable interest-rate expenses related to its bank loan arrangements. Oceanbulk also incurs financing costs and legal costs in connection with establishing credit facilities, which are deferred and amortized to interest and finance costs using the effective interest method. Oceanbulk will incur additional interest expense in the future on its outstanding borrowings and under future borrowings. For a description of Oceanbulk’s existing credit facilities see “—Oceanbulk’s Borrowing Activities.”

Interest on Members’ Loans

Pursuant to the constituent documents of Oceanbulk Shipping and Oceanbulk Carriers, the Oceanbulk Holdcos have been permitted, as members, to lend amounts to them as Members’ Loans, evidenced by Convertible Notes due December 2042 (the “Convertible Notes”). There were $404.3 million and $223.1 million aggregate principal amount of Convertible Notes outstanding as of March 31, 2014 and December 31, 2013, respectively. During the period after March 31, 2014 and up to May 28, 2014 (when the Members’ Loans were converted) Oceanbulk incurred an additional $4.9 million of Convertible Notes. The Convertible Notes bore interest at a rate of 2.0% per annum, accruing quarterly in arrears. There was $4.5 million and $2.9 million of total accrued interest outstanding as of March 31, 2014 and December 31, 2013 while an additional $1.3 million was accrued for the period between April 1, 2014 and May 28, 2014, when the total outstanding Members’ Loans of $415.0 million were converted into 373,533 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Oaktree and 41,504 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Millennia Limited Liability Company (“Millennia”). During construction of a newbuilding vessel, interest on the Members’ Loans incurred related to the financing of these newbuilding vessels was capitalized in the cost of the newbuilding. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, Oceanbulk incurred $2.7 million and $0.2 million, respectively, of interest accrued on the Convertible Notes, of which $1.3 million and $0.04 million was capitalized to vessel cost and the remaining $1.4 million and $0.17 million was expensed in Oceanbulk’s historical results of operations. In addition, during the three month periods ended March 31, 2014 and 2013, Oceanbulk incurred $1.6 million and $0.3 million, respectively, of interest accrued on the Convertible Notes, of which $0.6 million and $0.1 million was capitalized to vessel cost and the remaining $1.0 million and $0.2 million was expensed in Oceanbulk’s historical results of operations. Out of the $1.3 million of accrued interest expense incurred from April 1, 2014 until the May 28, 2014 conversion of the Members’ Loans, an $0.5 million of interests was capitalized to vessel cost, while the remaining $0.9 million was expensed.

Vessel Lives and Impairment

Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, Oceanbulk compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds the asset’s fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals. As of March 31, 2014, Oceanbulk had not recorded any vessel impairment charges.

Critical Accounting Policies

The discussion and analysis of Oceanbulk’s financial condition and results of operations is based upon Oceanbulk’s combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires Oceanbulk to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of Oceanbulk’s financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. Oceanbulk has described below what it believes are its most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Voyage Revenues and related expenses

Oceanbulk generates revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, under which parties contract in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, under which parties contract for the use of a vessel for a specific period of time at a specified daily charterhire rate and, where applicable, such parties agree to any profit share over the daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the vessel’s sail to the next fixed loading port and is deemed to end upon the completion of discharge of the current cargo. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that Oceanbulk fulfils its contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter’s cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned. Unearned revenue includes cash received prior to the balance sheet date that is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by Oceanbulk under voyage charter arrangements, except for commissions, which are always paid for by Oceanbulk, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred because commissions are earned as Oceanbulk’s revenues are earned.

Depreciation

The cost of each of Oceanbulk’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value, which is equal to the product of its lightweight tonnage and estimated scrap rate. Effective January 1, 2013 and following Oceanbulk’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton was increased to $300 from $200, which is based on the historical average demolition prices prevailing in the market. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections,” was to decrease net loss for the year ended December 31, 2013 by $0.2 million. Oceanbulk estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, her remaining useful life is adjusted at the date such regulations become effective.

Dry docking and special survey costs

Oceanbulk must periodically dry dock each of its vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Special survey and dry docking costs (mainly shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry docking expenditures. Oceanbulk expenses costs related to routine repairs and maintenance performed during dry docking or as otherwise incurred.

Impairment of Long-lived Assets

The carrying value of Oceanbulk’s vessels represents their historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels. Oceanbulk depreciates the original cost, less an estimated residual value, of its vessels on a straight-line basis over their estimated useful lives. The carrying values of its vessels may not represent their market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charterhire rates and the cost of newbuilding vessels. Both charterhire rates and newbuilding costs tend to be cyclical in nature.

Oceanbulk reviews vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted net operating cash flows the asset is expected to generate over its remaining useful life. Oceanbulk determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. In developing estimates of future cash flows, Oceanbulk must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing charters for the fixed fleet days and the historical 10-year average of charter rates for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value.

Oceanbulk determines the fair value of its vessels based on its estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. As of March 31, 2014 and December 31, 2013, Oceanbulk believes there were no indications for impairment for any of its vessels. Oceanbulk’s estimates of basic market value are inherently uncertain because it obtains information from various industry and other sources. In addition, vessel values are highly volatile and, as such, Oceanbulk’s estimates may not be indicative of the current or future basic market value of its vessels or prices that Oceanbulk could achieve if it were to sell them.

Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of its Vessels

Oceanbulk’s policy for impairing the carrying values of its vessels is discussed under the caption “—Impairment of Long-Lived Assets.” During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes also affecting their charter-free market value, or basic market value. Oceanbulk’s estimates of basic market value assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, would be certified in class without notations of any kind. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from various industry sources, including:

•	reports by industry analysts and data providers that focus on Oceanbulk’s industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to Oceanbulk’s vessels, which can be used, after certain adjustments, to derive information used to inform Oceanbulk’s estimates;

•	approximate market values for Oceanbulk’s vessels or similar vessels that Oceanbulk has received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that Oceanbulk may have received from potential purchasers of its vessels; and

•	vessel sale prices and values of which Oceanbulk becomes aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

The carrying value of Oceanbulk vessels as of March 31, 2014 and December 31, 2013 was $287.6 million and $152.0 million, respectively:

Oceanbulk believes that none of its vessels showed an indication for impairment for the three month period ended March 31, 2014 and the year ended December 31, 2013, as further discussed in “Critical Accounting Policies—Impairment of Long-lived Assets.”

Oceanbulk’s estimates of basic market value are inherently uncertain because it obtains information from various industry and other sources. In addition, vessel values are highly volatile and, as such, Oceanbulk’s estimates may not be indicative of the current or future basic market value of its vessels or prices that Oceanbulk could realize if it were to sell them. The market values of Oceanbulk’s vessels may decline, which could limit the amount of funds that it can borrow, cause a breach of certain financial covenants in its credit facilities (including ship financing facilities) or result in an impairment charge, and Oceanbulk may incur a loss if it sells vessels following a decline in their market value.

Recent Accounting Pronouncements

Revenue from Contracts with Customers: The FASB and the International Accounting Standards Board (IASB) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in US GAAP and IFRS and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Oceanbulk’s financial statements.

Results of Operations of Oceanbulk for the three month periods ended March 31, 2014 and 2013

As of March 31, 2014 and March 31, 2013, Oceanbulk’s fleet consisted of eleven vessels and one vessel, respectively, and on an average basis during the three month periods ended March 31, 2014 and 2013, Oceanbulk had 8.0 vessels and 1.0 vessel, respectively. In the three month period ended March 31, 2014 its fleet Available Days totaled 712 days, compared to 90 days in the three month period ended March 31, 2013. In the three month period ended March 31, 2014, its fleet Ownership Days totaled 723 days, compared to 90 days in the three month period ended March 31, 2013. Ownership Days are the primary driver of vessel operating expenses.

Voyage revenues

Voyage revenues increased by $8.5 million to $10.6 million in the three month period ended March 31, 2014, compared to $2.1 million for the three month period ended March 31, 2013, which was primarily attributable to the growth of Oceanbulk’s fleet, which resulted in more Available Days, and the improved charter agreements Oceanbulk entered into, reflecting both the implementation of Oceanbulk’s chartering strategy and improved prevailing market conditions compared to the period in 2013. The TCE per vessel for the three month period ended March 31, 2014 was $7,995, compared to TCE rate per vessel of $4,684 for the three month period ended March 31, 2013.

Voyage expenses

Voyage expenses increased by $3.2 million to $4.9 million for the three month period ended March 31, 2014, compared to $1.7 million for the three month period ended March 31, 2013. This increase was primarily driven by the increase in Available Days as well as the different mix of spot and time charters used between 2014 and 2013. In particular, in 2013 almost all of Oceanbulk’s revenues were derived from voyage charter agreements, while in 2014 65% of its revenues were derived from short-term time charter agreements and 35% were derived from voyage charter agreements, leading to lower voyage expenses as a percentage of revenue in 2014 (46%) as compared to 2012 (80%). Bunkering costs and port expenses, which are at the expense of the owner when the vessel is under a voyage charter and at the expense of the chartering party when the vessel is under a time charter, decreased as a percentage of total revenues from 70% in 2013 to 39% in 2014, reflecting the effects of the different chartering mix. Commissions remained at the same levels as a percentage of total revenues, approximately 4%, in both periods.

Vessel operating expenses

Vessel operating expenses increased by $5.0 million to $5.5 million for the three month period ended March 31, 2014 as compared to $0.5 million for the three month period ended March 31, 2013, due to the growth of Oceanbulk’s fleet, which resulted in an increase in Ownership Days and expenses for initial supplies acquired upon delivery of Oceanbulk’s vessels. Daily vessel operating expenses per vessel demonstrated a slight increase by $302 per day, or 6%, to $5,547 for the three month period ended March 31, 2014, compared to $5,245 for the three month period ended March 31, 2013.

Management fees

Management fees increased by $0.4 million to $0.5 million for the three month period ended March 31, 2014 from $0.1 million for the three month period ended March 31, 2013, which was directly attributable to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2014.

Depreciation

Depreciation expenses increased by $1.9 million to $2.2 million for the three month period ended March 31, 2014 from $0.3 million for the three month period ended March 31, 2013, which was due to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2014.

Dry docking and special survey costs

During the three month period ended March 31, 2014, Oceanbulk incurred dry docking and special survey costs of approximately $0.7 million relating to the additional 11 days of dry docking of its vessel Pantagruel which had begun in 2013. None of Oceanbulk’s vessels underwent dry docking in the three month period ended March 31, 2013.

General and administrative expenses, including general and administrative expenses to related parties

General and administrative expenses increased to $1.2 million in the three month period ended March 31, 2014 from $0.9 million in the three month period ended March 31, 2013 due to the increased fees charged by Oceanbulk Maritime as part of Oceanbulk’s growth and additional requirements for administrative services.

Interest and finance costs

Interest and finance costs increased to $1.0 million in the three month period ended March 31, 2014 from $0.04 in the three month period ended March 31, 2013 due to the debt financing incurred in mid 2013 for six of Oceanbulk’s operating vessels. Interest and finance costs in 2014 included interest on $0.9 million of long-term debt (bank financing), $0.06 million of amortization of deferred finance fees and $0.03 million of other bank and finance charges.

Interest on Members’ Loans

Interest on Members’ Loans during the three month period ended March 31, 2014 was $1.0 million, compared to $0.2 million in the three month period ended March 31, 2013. The amount of interest on Members’ Loans increased during 2014 due to an increase in the outstanding amount of Members’ Loans, from $78.2 million as of March 31, 2013 to $408.8 million as of March 31, 2014. On May 28, 2014 the total outstanding amount of Members’ Loans of $415.0 million (together with accrued interest) were converted into membership units of Oceanbulk Shipping and Oceanbulk Carriers. Accordingly, no further interest on Members’ Loans will be recorded following May 28, 2014.

Loss on derivative financial instruments

Loss on derivative financial instruments was $1.1 million for the three month period ended March 31, 2014 and was related to the unrealized loss attributable to the mark-to-market valuation of Oceanbulk’s derivative financial instruments. Oceanbulk had no corresponding losses in the three month period ended March 31, 2013.

Results of Operations of Oceanbulk for the Year Ended December 31, 2013 and the Period from October 4, 2012 (date of Oceanbulk’s inception) through December 31, 2012

As of December 31, 2013 and December 31, 2012, Oceanbulk’s fleet consisted of six vessels and one vessel, respectively, and on an average basis during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, Oceanbulk had 2.4 vessels and 0.2 vessels, respectively. In the year ended December 31, 2013, Oceanbulk’s fleet Available Days totaled 797 days, compared to 73 days in the period from October 4, 2012 through December 31, 2012. In the year ended December 31, 2013, Oceanbulk’s fleet Ownership Days totaled 880 days, compared to 73 days in the period from October 4, 2012 through December 31, 2012. Ownership Days are the primary driver of vessel operating expenses.

Voyage revenues

Voyage revenues increased by $12.0 million to $14.0 million in the year ended December 31, 2013, compared to $2.0 million for the period from October 4, 2012 through December 31, 2012, which was primarily attributable to the growth of Oceanbulk’s fleet, which resulted in more Available Days, and the improved charter agreements Oceanbulk entered into, reflecting both its management’s core competences and improved prevailing market conditions compared to the period in 2012. TCE per vessel for the year ended December 31, 2013 was $12,552, compared to TCE rate per vessel of $7,442 for the period from October 4, 2012 through December 31, 2012.

Voyage expenses

Voyage expenses increased by $2.6 million to $4.0 million for the year ended December 31, 2013, compared to $1.4 million for the period from October 4, 2012 through December 31, 2012. This increase was primarily driven by the increase in Oceanbulk’s fleet Available Days as well as the different mix of spot and time charters Oceanbulk used between 2013 and 2012. In particular, in 2012 almost all of Oceanbulk’s revenues were derived from voyage charter agreements, while in 2013 68% of Oceanbulk’s revenues were derived from short-term time charter agreements and 32% were derived from voyage charter agreements, leading to lower voyage expenses as a percentage of revenue in 2013 (28%) as compared to 2012 (72%). Bunkering costs and port expenses, which are at the expense of the owner when the vessel is under a voyage charter and at the expense of the chartering party when the vessel is under a time charter, decreased as a percentage of total revenues from 69% in 2012 to 24% in 2013, reflecting the effects of the different chartering mix. Commissions remained at the same levels as a percentage of total revenues, approximately 4%, in both periods.

Vessel operating expenses

Vessel operating expenses increased by $5.5 million to $6.1 million for the year ended December 31, 2013 as compared to $0.6 million for the period from October 4, 2012 through December 31, 2012, due to the growth of Oceanbulk’s fleet, which resulted in an increase in Ownership Days and expenses for initial supplies acquired upon delivery of its vessels. Daily vessel operating expenses per vessel decreased by $406 per day, or 7%, to $5,377 for the year ended December 31, 2013, compared to $5,783 for the period from October 4, 2012 through December 31, 2012, despite the increase in the average age of the fleet, due to efficiency gains from its cost management programs.

Management fees

Management fees increased by $0.6 million to $0.7 million for the year ended December 31, 2013 from $0.1 million for the period from October 4, 2012 through December 31, 2012, which was directly attributable to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2013.

Depreciation

Depreciation expenses increased by $2.4 million to $2.7 million for the year ended December 31, 2013 from $0.3 million for the period from October 4, 2012 through December 31, 2012, which was due to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2013.

Dry docking and special survey costs

During the year ended December 31, 2013, Oceanbulk incurred dry docking and special survey costs of approximately $3.2 million relating to its vessels Pantagruel and Strange Attractor, which lasted 61 and 22 days, respectively. None of Oceanbulk’s vessels underwent dry docking in the period from October 4, 2012 through December 31, 2012.

General and administrative expenses, including general and administrative expenses to related parties

General and administrative expenses increased to $4.1 million in the year ended December 31, 2013 from $0.9 million in the period from October 4, 2012 through December 31, 2012 due to the increased fees charged by Oceanbulk Maritime as part of Oceanbulk’s growth and additional requirements for administrative services.

Interest and finance costs

Interest and finance costs increased to $0.8 million in the year ended December 31, 2013 from $nil in the period from October 4, 2012 through December 31, 2012 due to the debt financing incurred in 2013 for Oceanbulk’s operating vessels. Interest and finance costs in 2013 included interest on $0.6 million of long-term debt (bank financing), $0.02 million of amortization of deferred finance fees and $0.1 million of other bank and finance charges.

Interest on Members’ Loans

Interest on Members’ Loans during the year ended December 31, 2013 was $1.4 million, compared to $0.2 million in the period from October 4, 2012 through December 31, 2012. The amount of interest on Members’ Loans increased during 2013 due to an increase in the outstanding amount of Members’ Loans, from $67.8 million as of December 31, 2012 to $223.1 million as of December 31, 2013.

Loss on derivative financial instruments

Loss on derivative financial instruments was $1.4 million for the year ended December 31, 2013 and was related to the unrealized loss attributable to the mark-to-market valuation of its derivative financial instruments. Oceanbulk had no corresponding losses in the period from October 4, 2012 through December 31, 2012.

Liquidity and Capital Resources

Prior to the Merger, Oceanbulk had historically financed the purchase of dry bulk carriers through a combination of Members’ Loans and borrowings from commercial banks. As a stand-alone entity, Oceanbulk would intend to finance its capital and other cash requirements from borrowings under ship financing and other credit facilities (including acquisition facilities), other debt or equity financings and cash from operations. Oceanbulk’s liquidity requirements relate to servicing its debt and funding capital expenditures and working capital. Oceanbulk’s revenues were generated from chartering its vessels, and Oceanbulk received charter payments monthly and in advance when it employed vessels under time charter arrangements or in partial installments during the voyage period when it employed the vessels in the spot market. The majority of Oceanbulk’s operating costs were paid on a monthly basis. Oceanbulk’s short-term liquidity requirements related to funding working capital, including vessel operating expenses and payments under its management agreements. Oceanbulk’s long-term liquidity requirements related to funding capital expenditures, including the acquisition of its newbuilding and secondhand vessels or any possible future acquisition of additional vessels and the service of its long-term debt and capital leases under bareboat charter agreements.

Prior to the Merger, Oceanbulk’s principal uses of funds were capital expenditures to establish and grow its fleet, comply with international shipping standards, environmental laws and regulations and fund working capital requirements. Cash and cash equivalents were held primarily in U.S. dollars.

As of March 31, 2014, Oceanbulk had cash and cash equivalents of $1.7 million which decreased by $28.3 million compared to $30.0 million, as of December 31, 2013, due primarily to capital payments towards its newbuilding pipeline as well as its investment in Heron. In addition, as of March 31, 2014, Oceanbulk had restricted cash, relating to bank balances that are required under its borrowing arrangements, of $6.2 million.

As of March 31, 2014 and December 31, 2013, Oceanbulk had an aggregate of $408.8 million and $226.0 million, respectively of indebtedness outstanding under Members’ Loans, including principal and capitalized accrued interest. The increase was due primarily to additional investments by the Oceanbulk Holdcos for financing Oceanbulk’s newbuilding contract installment payments. On May 28, 2014, the entire $415.0 million principal amount of Members’ Loans was converted into 373,533 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Oaktree and 41,504 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Millennia. In addition, as of March 31, 2014 and December 31, 2013, Oceanbulk had an aggregate of $84.1 million and $86.6 million, respectively, of indebtedness outstanding under credit agreements with commercial banks. See “—Oceanbulk’s Borrowing Activities.”

As of March 31, 2014 Oceanbulk had a working capital deficit of $3.2 million primarily due to the fact that newly delivered in 2014 operating vessels were fully financed by cash from operations and Members’ Loan while the debt financing agreed for these vessels under the HSBC Facility of $86.6 million had not yet been drawn as of March 31, 2014. See “—Oceanbulk’s Borrowing Activities.” As of December 31, 2013, Oceanbulk had a working capital surplus of $22.0 million, respectively.

Cash Flows

The following table summarizes Oceanbulk’s net cash flows from operating, investing and financing activities and its cash and cash equivalents for the three month periods ended March 31, 2014 and 2013:

	Year ended December 31, 2013	Year ended December 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013
	($ in thousands)		($ in thousands)
Cash Flow Data:
Net Cash used in Operating activities	$(3,895)	$(4,352)	$(6,989)	$(679)
Net Cash used in Investing activities	(202,229)	(62,302)	(200,052)	(9,840)
Net Cash provided by Financing activities	234,955	67,802	178,729	9,840

Net increase in cash and cash equivalents	28,831	1,148	(28,312)	(679)
Cash and cash equivalents at beginning of year	1,148	—	29,979	1,148

Cash and cash equivalents at end of the year	$29,979	$1,148	$1,667	$469

Net cash used in operating activities

Net cash used in operating activities increased by $6.3 million to $7.0 million for the three month period ended March 31, 2014, compared to $0.7 million for the three month period ended March 31, 2013. The increase was primarily attributable to the increased needs of Oceanbulk’s newly delivered vessels for initial supplies upon delivery and costs of dry docking surveys incurred during the first quarter of 2014.

Net cash flows used in operating activities decreased by $0.5 million to $3.9 million for the year ended December 31, 2013, compared to $4.4 million for the period from October 4, 2012 through December 31, 2012. The decrease was primarily attributable to the increased needs of Oceanbulk’s newly delivered vessels for initial supplies upon delivery in 2013 and costs of dry docking surveys incurred in 2013.

Net cash used in investing activities

Net cash used in investing activities increased by $190.3 million to $200.1 million for the three month period ended March 31, 2014, compared to $9.8 million for the three month period ended March 31, 2013. Net cash used in investing activities for the three month period ended March 31, 2014 consisted of $135.0 million in acquisitions of secondhand vessels, $41.4 million payments for newbuilding vessels and $23.7 million investment in Heron. Net cash used in investing activities for the three month period ended March 31, 2013 consisted of $9.8 million of payments for newbuilding vessels.

Net cash flows used in investing activities increased by $139.9 million to $202.2 million for the year ended December 31, 2013, compared to $62.3 million for the period from October 4, 2012 through December 31, 2012. Net cash flows used in investing activities for the year ended December 31, 2013 consisted of $119.0 million in acquisitions of secondhand vessels, $80.3 million in advances paid for newbuilding vessels, $0.1 million in capitalized expenses and $2.8 million in advances for acquisition of secondhand vessels. Net cash flows used in investing activities for the period from October 4, 2012 through December 31, 2012 consisted of $36.6 million in acquisitions of secondhand vessels and $25.7 million in advances paid for newbuilding vessels.

Net cash provided by financing activities

Net cash provided by financing activities increased by $168.9 million to $178.7 million for the three month period ended March 31, 2014, compared to $9.8 million for the three month period ended March 31, 2013. Net cash provided by financing activities for the three month period ended March 31, 2014 consisted primarily of a $2.5 million repayment of long term debt and $181.2 million of proceeds from Members’ Loans.

Net cash provided by financing activities for the three month period ended March 31, 2013 consisted only of proceeds from Members’ Loans of $9.8 million.

Net cash flows provided by investing activities increased by $167.2 million to $235.0 million for the year ended December 31, 2013, compared to $67.8 million for the period from October 4, 2012 through December 31, 2012. Net cash flows provided by financing activities for the year ended December 31, 2013 consisted of:

•	a $6.2 million increase in restricted cash;

•	$87.5 million of proceeds from long term debt;

•	a $0.9 million repayment of long term debt;

•	$173.3 million of proceeds from Members’ Loans;

•	an $18.0 million repayment of Members’ Loans; and

•	a $0.8 million payment of financing fees.

Net cash flows provided by financing activities for the period from October 4, 2012 through December 31, 2012 consisted only of proceeds from Members’ Loans of $67.8 million.

Oceanbulk’s Borrowing Activities

Loan financings from commercial banks

ABN Facility. On August 1, 2013, Oceanbulk entered into a $34.5 million credit facility with ABN Amro N.V. (the “ABN Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. On August 6, 2013, Oceanbulk drew down the available amount fully in order to finance the vessel acquisitions and pay an arrangement fee of $0.2 million.

On December 18, 2013, the ABN Facility was amended to add an additional credit facility of $53.0 million to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk drew down the entire available amount to finance the vessel acquisitions and pay an arrangement fee of $0.6 million.

The following table describes the various tranches of loans under the ABN Facility as of March 31, 2014 (expressed in thousands of United States Dollars):

Vessel	Date Drawn	Principal Amount	Quarterly Installments	Balloon Payment
Obelix	August 2013	$19,596	18 x $377 through August 2018	$12,813 due August 2018
Maiden Voyage	August 2013	$13,365	14 x $248 through September 2017	$9,900 due September 2017
Big Bang	December 2013	$15,550	19 x $450 through December 2018	$7,000 due December 2018
Strange Attractor	December 2013	$9,700	19 x $300 through	$4,000 due

Vessel	Date Drawn	Principal Amount	Quarterly Installments	Balloon Payment
			December 2018	December 2018
Big Fish	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018
Pantagruel	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018

Loans outstanding under the ABN Facility bear interest at three-month LIBOR plus a margin ranging from 3.75% to 3.9% per annum.

The ABN Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments, operating account assignments and a corporate guarantee executed by Oceanbulk Shipping (the “Guarantor”). The ABN Facility contains a number of negative covenants, including limitations on additional indebtedness, additional liens on the collateral, restricted payments and changes in management and ownership. In addition, the ABN Facility contains the following financial maintenance covenants:

•	aggregate vessel value must exceed 140% of the aggregate principal amount of outstanding loans under the ABN Facility;

•	maximum consolidated adjusted market value leverage ratio of the Guarantor (defined as the Guarantor’s total liabilities to market value adjusted total assets, excluding Members’ Loans and available cash) of 70%;

•	minimum consolidated EBITDA to interest coverage ratio of 2.0x, applicable after September 30, 2016; and

•	minimum liquidity of the higher of $1.0 million per collateral vessel or $0.5 million per other vessel owned by the Guarantor.

The ABN Facility also prohibits the Guarantor from paying dividends while a default has occurred and is continuing. The ABN Facility also contains cross-default provisions triggered by a payment default or the acceleration or cancelation by reason of default of indebtedness in excess of $5.0 million for the Guarantor’s indebtedness and $1.0 million for any borrower’s indebtedness.

As of March 31, 2014 and December 31, 2013, Oceanbulk was in compliance with the applicable covenants under the ABN Facility.

Deutsche Bank Facility. On May 20, 2014, Oceanbulk entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft for financing in an aggregate amount of $85.0 million, which will partially finance the construction cost of one Kamsarmax bulk carrier Magnum Opus, which was delivered on May 27, 2014, one Capesize bulk carrier Hull HN 213-JMU (tbn Peloreus), which was delivered on July 22, 2014 and one Capesize bulk carrier currently under construction at JMU (HN 214-JMU (tbn Leviathan)), with expected delivery in September 2014. One loan, which matures five years after the drawdown date, can be drawn for each vessel being financed. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The loans bear interest at three-month LIBOR plus a margin of 3.4% per annum. The Deutsche Bank Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and is guaranteed by the Guarantor. The Deutsche Bank Facility includes certain negative covenants, including limitations on changes of ownership or control, additional indebtedness and the payment of dividends or other distributions until March 31, 2015, after which Oceanbulk may only pay dividends if no event of default has occurred or is continuing. The Deutsche Bank Facility also requires that the aggregate fair market value of the financed vessels exceeds 130% of the outstanding loans under the Deutsche Bank Facility. The Deutsche Bank Facility includes also the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum ratio of total liabilities to total assets (on a market value adjusted basis) of less than 70%;

•	minimum EBITDA to interest ratio of 2.0x, tested annually for 2014 and 2015, and 2.5x thereafter; and

•	minimum liquidity of the greater of (x) $10 million and (y) $0.5 million in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

HSBC Facility. On April 1, 2014, Oceanbulk executed a binding term sheet and in June, 2014, Oceanbulk entered into a loan agreement with HSBC Bank plc. for financing in an aggregate amount of $86.6 million, to partially finance the acquisition cost of the secondhand vessels Kymopolia, Mercurial Virgo, Pendulum, Amami and Madredeus, all of which have been delivered. The loan, which was drawn in June 2014, matures in the second quarter of 2019 (59 months from the drawdown date) and is repayable in 20 quarterly installments, commencing three months after the drawdown, of $1.6 million plus a balloon payment of $55.5 million due together with the last installment. The loan bears interest at LIBOR plus a margin of 3.3% per annum, as long as the ACR exceeds 143% or 4.10% per annum, as long as the ACR falls below 143%. The HSBC Facility is secured by first priority mortgage over the financed vessels, and general and specific assignments and is guaranteed by the Guarantor. The HSBC Facility includes certain negative covenants, including limitations on changes of ownership or control, other than as part of an initial public offering and as long as the borrowers are not in an event of default and shareholding thresholds applicable to the Pappas family interests. It also includes dividend restrictions if the ACR falls below 143% while it also requires that the aggregate ACR exceeds 135% and minimum free liquidity to be maintained by the borrowers in the aggregate of $2.5 million. In addition, a portion of 10% of the initial HSBC Facility shall be prepaid from the proceeds of the first capital increase of the Guarantor after January 1, 2016. The HSBC Facility also includes the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum leverage ratio (calculated based on long term debt net of any free deposit balances divided by total assets) not to exceed 70%;

•	minimum EBITDA to interest ratio of 2.0x, in relation to the preceeding four fiscal quarters, effective from the second anniversary of the execution date; and

•	minimum liquidity to exceed $0.5 million in free cash balances per vessel owned by the Guarantor.

CEXIM Facility. On March 21, 2014, Oceanbulk executed a binding term sheet and on June 26, 2014, entered into a loan agreement with the Export-Import Bank of China for financing in an aggregate amount of $57.4 million, which will be available in two tranches of $28.7 million to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (HN 1312-SWS and HN 1313-SWS), with expected delivery in April and June 2015. Each tranche will mature 10 years from the delivery date of the last delivered vessel and will be repayable in 20 semi-annual installments of $1.1 million plus a balloon payment of $5.7 million, the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The loans will bear interest at six-month LIBOR plus a margin of 3.25% per annum. The CEXIM Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and will be guaranteed by the Guarantor. The CEXIM Facility will include certain negative covenants, including limitations on changes of ownership or control. The CEXIM Facility also requires that the aggregate value of the financed vessels exceeds 125% of the outstanding loans under the CEXIM Facility and that each vessel owning subsidiary must maintain minimum cash of not less than $0.5 million. The CEXIM Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	minimum equity ratio calculated based on book value of equity to total book value of assets of no less than 30%;

•	minimum book value of equity of not less than $250 million after December 31, 2015; and

•	minimum liquidity of $0.5 million in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

As of March 31, 2014, no amounts had been drawn under the Deutsche Bank Facility, the CEXIM Facility and the HSBC Facility.

Members’ Loans

According to the provisions of the limited liability agreements of Oceanbulk Shipping and Oceanbulk Carriers, the Oceanbulk Holdcos, as members, could, from time to time, make investments in Oceanbulk Shipping and Oceanbulk Carriers either in the form of capital contributions in exchange for the companies’ Class A Units or in the form of Members’ Loans, evidenced by Convertible Notes. The Convertible Notes bore fixed interest at 2% per annum, accruing quarterly in arrears and maturing on December 31, 2042. On May 28, 2014, the entire $415.0 million principal amount of Members’ Loans was converted into 373,533 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Oaktree OBC Holdings LLC (the “Oaktree Holdco”) and 41,504 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Millennia Limited Liability Company (the “Pappas Holdco”).

During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, Oceanbulk incurred $2.7 million and $0.2 million, respectively, of interest accrued on the Convertible Notes, of which $1.3 million and $0.04 million was capitalized to vessel cost and the remaining $1.4 million and $0.2 million was expensed in its historical results of operations.

In addition, during the three month periods ended March 31, 2014 and 2013, Oceanbulk incurred $1.6 million and $0.3 million, respectively, of interest accrued on the Convertible Notes, of which $0.6 million and $0.1 million was capitalized to vessel cost and the remaining $1.0 million and $0.2 million was expensed in its historical results of operations.

Bareboat charters

On May 17, 2013, Oceanbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery to Oceanbulk of each vessel is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20.7 million for each vessel will be financed by the relevant New YJ Owner, to whom Oceanbulk will pay a pre-agreed daily bareboat charter hire rate. After each vessel’s delivery, Oceanbulk has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of a vessel, Oceanbulk has the obligation to purchase the vessel at a purchase price of $6.0 million.

On December 27, 2013, Oceanbulk entered into separate bareboat charter party contracts with affiliates of SWS shipyards for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to Oceanbulk of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46.4 million for each vessel will be financed by the relevant SWS Owner, to whom Oceanbulk will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months and a one-time handling fee of $0.5 million. After each vessel’s delivery, Oceanbulk has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, Oceanbulk has the obligation to purchase the vessel at a purchase price of $13.9 million.

Off-balance sheet arrangements

Investment in Heron Ventures and Guarantee of CiT Facility by Oceanbulk Shipping. On February 19, 2014, Oceanbulk Shipping provided $3.1 million and €14.9 million of capital in the form of a convertible loan (each a “Convertible Loan”) to Heron Ventures Ltd. a limited liability company incorporated in Malta whose sole stockholder was ABY Group Holding Limited (itself a joint venture between Augustea-Bunge and York). The Convertible Loan is convertible into 50% of the outstanding equity of Heron, so upon conversion of the Convertible Loan, Heron would be a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited. The purpose of the Convertible Loan was to partially finance the acquisition out of bankruptcy of Deiulemar Shipping S.p.A., an operator of 12 dry bulk vessels, for which Heron had bid €82.5 million and was the sole and winning bidder. On February 13, 2014, Heron entered into a $95.2 million loan agreement with CiT Finance LLC, which is severally guaranteed on a 50-50, unsecured basis by Oceanbulk Shipping and ABY Group Holding Limited.

The CiT Facility is divided into two portions, a “Core Portion” of $65.2 million and a “Non-Core Portion” of $30.0 million. The Core Portion is secured by four vessels (the “Core Heron Vessels”), consisting of three Kamsarmax vessels and one Capesize vessel intended to be retained by Heron (or its equityholders), and matures in June 2019. The Non-Core Portion is secured by eight vessels (the “Non-Core Heron Vessels”) of various sizes, and matures in June 2015. Interest accrues on the CiT Facility at a rate of 5.50% per annum so long as the Non-Core Portion is outstanding and 4.25% per annum if the Non-Core Portion is no longer outstanding. The Core Portion is subject to scheduled quarterly amortization payments of $1.6 million, beginning on June 30, 2014, and the Non-Core Portion is not subject to scheduled amortization. Heron may voluntarily prepay the outstanding principal amount of the loans under the CiT Facility at any time, subject to a prepayment premium of 2% during the first year and 1% during the second year. As of August 1, 2014, Heron had sold six Non-Core Heron Vessels, the proceeds of which were used to repay in full the Non-Core Portion. In addition, as of August 1, 2014, Heron had entered into a contract to sell one more of the eight Non-Core Heron Vessels with expected closing in early August 2014, and the last of the Non-Core Vessel is expected to be sold during the fourth quarter of 2014.

The Core Portion is being repaid based on a predetermined amortization schedule beginning June 30, 2014. The CiT Facility contains the following financial covenants that Heron must comply with:

•	a minimum cash balance at all times of $1.0 million per Core Heron Vessel;

•	minimum liquidity at all times of $185,000 per Non-Core Heron Vessel;

a minimum Fixed Charge Coverage Ratio (as defined therein and calculated based on annualized EBITDA less capital expenditures divided by the debt service for the relevant period) of 1.10x, measured quarterly after the quarter ending March 31, 2015;

Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that each Core Heron Vessel’s charter-free fair market value be not less than 140% (150% after the quarter ending March 31, 2016) of the Core Portion balance outstanding against it; and

Non-Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that the aggregate of the charter-free fair market value of the Core Heron Vessels be not less than 140% of the Non-Core Portion outstanding.

Under the CiT Facility, Heron may only make quarterly distributions to its members from accumulated unrestricted excess cash in operating accounts so long as no event of default has occurred and is continuing or would occur as a result of such distribution, so long as (i) the Non-Core Portion has been paid in full, (ii) an amount corresponding to the budgeted cost of all 2014 Core Heron Vessel intermediate surveys has been deposited in a restricted account at CiT and (iii) the outstanding amount under the CiT Facility does not exceed 60% of the combined fair market value of the vessels owned by Heron.

Contractual Obligations

The following table sets forth Oceanbulk’s contractual obligations and their maturity dates as of March 31, 2014 on an historical basis.

	Historical contractual obligations for the twelve month periods ended March 31,
	2015	2016	2017	2018	2019	2020 and thereafter	Total
	($ in thousands)
Long term debt(1)	$9,897	$9,897	$9,897	$19,303	$35,117	$—	$84,111
Interest on long term debt(2)	3,328	2,921	2,499	1,879	792	—	11,419
Members’ Loans(3)	408,838	—	—	—	—	—	408,838
Interest on Members’ Loans(3)	1,317	—	—	—	—	—	1,317
Management fees(4)	495	—	—	—	—	—	495
Purchase commitments(5)	231,802	355,436	—	—	—	—	587,238
Bareboat commitments—upfront fee(6)	25,478	18,193	—	—	—	—	43,671
Bareboat commitments—charterhire(6)	$1,440	$12,093	$31,456	$31,426	$32,015	$307,496	$415,926

Total	$682,595	$398,540	$43,852	$52,608	$67,924	$307,496	$1,553,015

The following table sets forth our contractual obligations as of March 31, 2014 on an as-adjusted (pro forma) basis, giving effect to (i) the Transactions (and the assumption of the long-term debt and other contractual commitments of Oceanbulk and the Pappas Companies) and (ii) the incurrence of the NIBC Facility and the BNP Facility, which were agreed subsequent to March 31, 2014 the BNP Facility being assumed pursuant to the Transactions.

	As-adjusted contractual obligations for the twelve month periods ended March 31,
	2015	2016	2017	2018	2019	2020 and thereafter	Total
	($ in thousands)
Long term debt(1)	$17,729	$26,373	$26,373	$35,778	$51,592	$155,226	$313,071
Interest on long term debt(2)	7,835	10,498	9,633	8,419	6,737	6,408	49,530
Management fees(4)	495	—	—	—	—	—	495
Purchase commitments(5)	148,187	298,076	—	—	—	—	446,263
Bareboat commitments—upfront fee(6)	25,478	18,193	—	—	—	—	43,671
Bareboat commitments—charterhire(6)	$1,440	$12,093	$31,456	$31,426	$32,015	$307,496	$415,926

Total	$201,164	$365,233	$67,462	$75,623	$90,344	$469,130	$1,268,956

(1)	The historical outstanding balance of Oceanbulk’s long term debt with commercial banks at March 31, 2014 was $84.1 million.
The as-adjusted contractual obligations table includes also the expected repayment of the obligations arising under the HSBC Facility, the Deutsche Bank Facility and the CEXIM Facility discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk—Oceanbulk’s Borrowing Activities—Loan financings from commercial banks,” that were entered into subsequent to March 31, 2014 and will be fully utilized to pay part of the purchase obligations discussed in footnote (5). Such expected repayment is based on the assumption that (i) the drawdown of the HSBC Facility will occur within the second quarter of 2014 and (ii) the financed newbuilding vessels’ expected delivery dates are as set forth under “Business—Oceanbulk’s fleet.”
(2)	Oceanbulk’s historical long-term debt outstanding as of March 31, 2014 bears interest at a variable rate of three-month LIBOR plus a margin. The calculation of interest payments has been made assuming interest rates based on the 3-month LIBOR as of March 31, 2014 and Oceanbulk’s various applicable margin rates under its historical debt as of March 31, 2014 ranging from 3.75% to 3.9% per annum.

The as-adjusted contractual obligations table includes also the expected interest payments under the HSBC Facility, the Deutsche Bank Facility and the CEXIM Facility as discussed under footnote (1) above. The calculation of such interest payments has been made assuming interest rates based on the 3-month LIBOR as of March 31, 2014 and Oceanbulk’s various applicable margin rates under the respective facilities ranging from 3.25% to 3.4% per annum.

(3)	The amounts presented in the historical contractual obligations table above give effect to the conversion of all outstanding Members’ Loans (and interest thereon) into membership units of Oceanbulk Shipping and Oceanbulk Carriers in 2014 rather than settlement of these loans (including interest thereto) at maturity following the conversion of these loans in May 2014. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Oceanbulk—Oceanbulk’s Borrowing Activities—Members’ Loans”.

The as-adjusted contractual obligations table assumes the conversion of all outstanding Members’ Loans (including interest thereto) had occurred on March 31, 2014.

(4)	The amounts presented in the historical contractual obligations table represent amounts payable within two months under Oceanbulk’s management agreements with Star Bulk for those vessels in operation at March 31, 2014. The management agreements are terminable at either party’s option upon two months’ notice.
(5)	The amounts presented in the historical contractual obligations table represent Oceanbulk’s remaining obligations as of March 31, 2014 with respect to the pipeline of its newbuilding program, excluding those applicable under the bareboat lease agreements classified as capital leases which are discussed under footnote (6) below.

The as adjusted purchase commitments have been adjusted to exclude those commitments related to the financed vessels under the Deutsche Bank Facility and the CEXIM Facility, which payment obligations have been reflected in as-adjusted long-term debt as described under footnote (1) above.

(6)	The amounts presented in the historical and as-adjusted contractual obligations tables represent Oceanbulk’s commitments under its bareboat charter arrangements with respect to the upfront fee and the charterhire, gross of any address commissions Oceanbulk may be entitled to.

Quantitative and Qualitative Disclosures About Market Risk

Oceanbulk is exposed to various market risks, including changes in interest rates, foreign-currency fluctuations, inflation and credit risk. Other than interest rate risk, Oceanbulk does not currently hedge its exposure to those risks through derivative contracts, but its management monitors fluctuations on a continuous basis and will seek to enter into hedge transactions when appropriate.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of capital provided in the form of long-term debt. Oceanbulk’s debt from commercial banks bears interest at floating rates based on LIBOR. Increasing interest rates could increase Oceanbulk’s interest expense and adversely impact its future earnings. Oceanbulk uses interest rate swaps to manage net exposure to interest rate fluctuations related to these borrowings and to lower its overall borrowing costs.

During the third quarter of 2013, Oceanbulk entered into five interest rate swaps with Goldman Sachs Bank USA, effective from October 1, 2014 and maturing on April 1, 2018. Under their terms, Oceanbulk will make quarterly payments to the counterparty at fixed rates for each swap, ranging from 1.79% to 2.07% per annum, based on a changing notional amount beginning, in the aggregate of the five swaps at $186.3 million and extending up to

$461.3 million, during the life of the instruments. The counterparty will make quarterly floating rate payments at three-month U.S. dollar LIBOR to Oceanbulk based on the same notional amount. Up to March 31, 2014, these swaps were not designated as accounting hedges for financial reporting purposes, and accordingly changes in their market value are directly reported as loss or gain on derivative financial instruments.

As an indication of the extent of Oceanbulk’s sensitivity to interest rate changes, an increase in three-month LIBOR of 1% would have increased its net loss and decreased its cash flows during the period ended March 31, 2014 by approximately $0.2 million based upon its debt level during 2014.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, dry docking expenses and overhead, Oceanbulk does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment, other than potentially affecting insurance costs and crew costs. It is anticipated that insurance costs will continue to rise over the next few years and rates may increase at a rate that exceeds the general rate of inflation. Recently, there has been an increased demand for qualified crews, which has, and may continue to, put inflationary pressure on crew costs.

Foreign Currency Exchange Risk

Oceanbulk generates all of its revenue in U.S. dollars, and the majority of its expenses are denominated in U.S. dollars. However, a portion of Oceanbulk’s ship operating and administrative expenses are denominated in currencies other than U.S. dollars. For the year ended December 31, 2013 and the three month period ended March 31, 2014, Oceanbulk incurred approximately 20% of its operating expenses and the majority of its general and administrative expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in currencies other than U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of Oceanbulk’s expenses are incurred in currencies other than U.S. dollars, its expenses may, from time to time, increase relative to its revenues as a result of fluctuations in exchange rates, which could affect the amount of net income/loss that Oceanbulk reports in future periods. As of March 31, 2014 and December 31, 2013, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have had a material effect on Oceanbulk’s net loss.

Oceanbulk does not currently hedge movements in currency exchange rates, but its management monitors exchange-rate fluctuations on a continuous basis. It may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

During the three month periods ended March 31, 2014 and 2013, charterers that individually accounted for more than 10% of Oceanbulk’s voyage revenues were as follows:

Charterer	2014	2013
A	55%	2%
B	12%	—
C	—	98%

As Oceanbulk continues to get delivery of its new building vessels and its fleet expands, its credit risk arising for concentration to a few number of charterers will spread out.

Oceanbulk performs ongoing credit evaluations of its charterers, and it generally does not require collateral in its business agreements. Oceanbulk maintains provisions for potential credit losses when necessary.

In addition, Oceanbulk has bank deposits that expose it to credit risk arising from possible default by the counterparty. It manages the risk by using credit-worthy financial institutions.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when Oceanbulk acquires vessels. Accordingly, Oceanbulk will not obtain the historical operating data for the vessels from the sellers because that information is not material to its decision to make acquisitions, nor does Oceanbulk believes it would be helpful to potential investors in its common shares in assessing its business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, Oceanbulk treats the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, Oceanbulk may, in the future, acquire vessels with existing time charters, such as the two Post-Panamax vessels Oceanbulk acquired in 2014. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When Oceanbulk purchases a vessel and assumes or renegotiates a related time charter, Oceanbulk must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to Oceanbulk as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through Oceanbulk’s own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

INDEX TO OCEANBULK FINANCIAL STATEMENTS

Index to Combined Financial Statements of

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Index to Unaudited Interim Combined Financial Statements of

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC

We have audited the accompanying combined balance sheets of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (together, the “Company”), as of December 31, 2013 and 2012, and the related combined statements of operations, members’ equity, and cash flows for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC at December 31, 2013 and 2012, and the combined results of their operations and their cash flows for the year ended December 31, 2013, and the period from October 4, 2012 through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 2, 2014

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Balance Sheets

December 31, 2013 and 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(f))	$29,979	$1,148
Restricted Cash (Notes 2(g) and 7)	193	—
Accounts receivable trade (Note 2(h))	2,966	1,926
Inventories (Notes 2(i) and 4)	3,736	1,810
Prepayments and other	722	21
Due from related parties (Note 3)	181	—
Current portion of deferred charges, net (Note 2(n))	225	—

Total current assets	38,002	4,905

FIXED ASSETS:
Advances for vessels’ acquisitions (Notes 2(k) and 5)	2,750	—
Advances for vessels under construction (Notes 2(k) and 6)	107,439	25,700
Vessels, net (Notes 2(j) and 5)	151,994	36,371

Total fixed assets, net	262,183	62,071

OTHER NON CURRENT ASSETS:
Restricted Cash (Notes 2(g) and 7)	6,000	—
Deferred charges, net (Note 2(n))	528	—

Total other non-current assets	6,528	—

Total assets	$306,713	$66,976

LIABILITIES AND MEMBERS’ EQUITY:
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$9,897	$—
Accounts payable, trade and other	957	94
Accrued liabilities	4,123	133
Due to related parties (Note 3)	148	147
Derivative financial instruments (Note 10)	828	—

Total current liabilities	15,953	374

Long-term debt (Note 7)	76,688	—
Members’ Loans (Notes 3 and 8)	226,005	68,010
Derivative financial instruments (Note 10)	595	—

Total non-current liabilities	303,288	68,010

Total liabilities	319,241	68,384

Commitments and contingencies (Note 12)	—	—

MEMBERS’ EQUITY:
Members’ Capital Contributions (Note 11)	—	—
Accumulated deficit	(12,528)	(1,408)

Total Members’ equity	(12,528)	(1,408)

Total liabilities and Members’ equity	$306,713	$66,976

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Statements of Operations

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2013	2012
REVENUES:
Voyage revenues (Note 2(o))	$14,021	$1,975

Total revenues	14,021	1,975

EXPENSES:
Voyage expenses (Note 14)	(4,017)	(1,431)
Vessel operating expenses (Note 14)	(6,142)	(574)
Management fees (Note 3)	(660)	(76)
Depreciation (Note 5)	(2,656)	(271)
Dry docking and special survey costs (Note 2(m))	(3,248)	—
General and administrative expenses to related parties (Note 3)	(3,683)	(860)
General and administrative expenses	(414)	(4)

Total Expenses	(20,820)	(3,216)

Operating loss	(6,799)	(1,241)

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 15)	(786)	—
Interest on Members’ Loans (Notes 3 & 8)	(1,412)	(167)
Loss on derivative financial instruments (Note 10)	(1,423)
Other, net	5	—

Total other income (expenses), net	(3,616)	(167)

Net loss	$(10,415)	$(1,408)

Preferential Deemed Dividend (Notes 3 & 5)	(705)	—

Net loss available to Members	$(11,120)	$(1,408)

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Statements of Members’ Equity

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	Members’ Capital Contributions	Accumulated Deficit	Total Members’ Equity
Balance, October 4, 2012	$—	$—	$—

- Net loss	—	(1,408)	(1,408)

Balance, December 31, 2012	$—	$(1,408)	$(1,408)

- Net loss	—	(10,415)	(10,415)

- Preferential Deemed Dividend (Note 5)	—	(705)	(705)

Balance, December 31, 2013	$—	$(12,528)	$(12,528)

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Statements of Cash Flows

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2013	2012
Cash Flows used in Operating Activities:
Net loss	$(10,415)	$(1,408)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,656	271
Amortization of deferred financing fees	23	—
Loss on derivative financial instruments	1,423	—
Accrued interest expense on Members’ Loans	1,412	167
Changes in operating assets and liabilities:
Increase in:
Accounts receivable, trade	(1,040)	(1,926)
Inventories	(1,926)	(1,810)
Prepayments and other	(701)	(21)
Due from related parties	(181)	—
Increase in:
Accounts payable, trade and other	863	94
Accrued liabilities	3,990	133
Due to related parties	1	147

Net Cash used in Operating Activities	$(3,895)	$(4,352)

Cash Flows used in Investing Activities:
Acquisition of vessels	(118,984)	(36,642)
Advances for vessel acquisitions and vessels under construction	(83,245)	(25,660)

Net cash used in Investing Activities	$(202,229)	$(62,302)

Cash Flows used in Financing Activities:
Increase in Restricted Cash	(6,193)	—
Proceeds from long-term debt	87,458	—
Repayment of long-term debt	(873)	—
Proceeds from Members’ Loans	173,339	67,802
Return of Members’ Loans	(18,000)	—
Payment of financing fees	(776)	—

Net cash from Financing Activities	$234,955	$67,802

Net increase in cash and cash equivalents	28,831	1,148
Cash and cash equivalents at beginning of year/period	1,148	—

Cash and cash equivalents at end of the year/period	$29,979	$1,148

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Bank loan Interest	$426	$—

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying combined financial statements include the consolidated accounts of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC were formed under the laws of the Republic of the Marshall Islands on October 4, 2012 and April 5, 2013, respectively, in view of separate limited liability agreements entered between Oaktree OBC Holdings LLC (“Oaktree”) and Millennia Limited Liability Company (“Millennia” and, together with Oaktree, the “Members”) with Oceanbulk Shipping LLC dated October 9, 2012 and with Oceanbulk Carriers LLC dated April 11, 2013. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries are herein referred to collectively as the “Company”. Oaktree currently exerts control over the Company’s operations through its 90% ownership interest. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of the following bulk carrier vessels:

	Vessel name	Type	DWT	Built/Delivery
Existing fleet
1.	Obelix	Capesize	181,433	2011(2)
2.	Maiden Voyage	Supramax	58,722	2012(2)
3.	Big Bang (ex Cape Shanghai)	Capesize	174,109	2007(2)
4.	Strange Attractor (ex Tokiwa Glory)	Supramax	55,742	2006(2)
5.	Big Fish (ex Shining Star)	Capesize	177,662	2004(2)
6.	Pantagruel (ex Pacific Confidence)	Capesize	180,181	2004(2)
7.	Kymopolia (ex Shiga) (Note 16)	Capesize	176,990	2006(2)
8.	Mercurial Virgo (ex Mineral Pearl) (Note 16)	Kamsarmax	81,545	2013(2)
9.	Pendulum (ex Christina Victory) (Note 16)	Kamsarmax	82,619	2006(2)
10.	Amami (ex GL Xiushan) (Note 16)	Post-Panamax	98,681	2011(2)
11.	Madredeus (ex GL Zoushan) (Note 16)	Post-Panamax	98,681	2011(2)
Newbuilding fleet
12.	HN 207-JMU (tbn Magnum Opus)	Kamsarmax	81,022	2014(3)
13.	HN 213-JMU (tbn Peloreus)	Capesize	182,000	2014(3)
14.	HN 214-JMU (tbn Leviathan)	Capesize	182,000	2014(3)
15.	HN 5017-JMU	Capesize	182,000	2015(3)
16.	HN 5055-JMU	Capesize	182,000	2015(3)
17.	HN 5056-JMU	Capesize	182,000	2015(3)
18.	HN 1312-SWS	Capesize	180,000	2015(3)
19.	HN 1313-SWS	Capesize	180,000	2015(3)
20.	HN NE166-NACKS	Newcastlemax	209,000	2015(3)
21.	HN NE167-NACKS	Newcastlemax	209,000	2015(3)
22.	HN NE184-NACKS	Newcastlemax	209,000	2015(3)
23.	HN NE164-NACKS (tbn Honey Badger)	Ultramax	61,000	2015(3)
24.	HN NE165-NACKS	Ultramax	61,000	2015(3)
25.	HN 1359(1)	Newcastlemax	208,000	2015(3)
26.	HN 1360(1)	Newcastlemax	208,000	2015(3)
27.	HN 1361(1)	Newcastlemax	208,000	2016(3)
28.	HN 1362(1)	Newcastlemax	208,000	2016(3)
29.	HN 1363(1)	Newcastlemax	208,000	2016(3)
30.	HN 1061(1)	Ultramax	64,000	2015(3)
31.	HN 1062(1)	Ultramax	64,000	2015(3)
32.	HN 1063(1)	Ultramax	64,000	2015(3)
33.	HN 1064(1)	Ultramax	64,000	2015(3)
34.	HN 1080	Ultramax	64,000	2015(3)
35.	HN 1081	Ultramax	64,000	2015(3)
36.	HN 1082	Ultramax	64,000	2015(3)
37.	HN 1083	Ultramax	64,000	2015(3)

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

(1)	Chartered under bareboat lease arrangement that qualifies as an accounting capital lease (Note 6).
(2)	Year of construction.
(3)	Year of expected delivery.

2.	Significant Accounting policies:

a)	Principles of Combination: The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been presented using the historical carrying costs of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their consolidated subsidiaries listed in Note 1 for all periods presented, as each is under common control of the Members for the respective periods. All intercompany balances and transactions have been eliminated.

b)	Use of Estimates: The preparation of the accompanying combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Other Comprehensive Income (Loss): The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of Members’ equity. The Company has no such transactions which affect other comprehensive loss and, accordingly, for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, comprehensive loss equals net loss.

d)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, accounts receivable and derivative contracts (interest rate swaps). The Company places its cash, restricted cash and cash equivalents consisting mostly of deposits, with well-known financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by constantly monitoring the counterparties’ credit ratings. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, charterers that individually accounted for more than 10% of the Company’s voyage revenues were as follows:

Charterer	2013	2012
A	22%	—
B	19%	—
C	18%	—
D	15%	100%
E	11%	—

The outstanding accounts receivable balance of these charterers as of December 31, 2013, amounted to $2.9 million.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

e)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar, since the Company’s vessels operate in international shipping markets and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within “Other, net” line item in the accompanying combined statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)	Restricted Cash: Restricted Cash includes bank balances that are required under the Company’s borrowing arrangements to be maintained and used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. In addition, Restricted Cash also includes minimum deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In the event that the obligation is expected to be terminated within the next twelve months from the balance sheet date, these deposits are classified as current assets, otherwise are classified as non-current assets.

h)	Accounts receivable trade: Accounts receivable trade include receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. The provision for doubtful accounts was $nil at December 31, 2013 and 2012, respectively.

i)	Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories include bunkers when the vessel operates under freight charter or when, on the balance sheet date, a vessel has been redelivered by its previous charterers and has not yet been delivered to its new charterers, or remains idle.

j)	Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective January 1, 2013, and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight tonnage was increased to $0.3 from $0.2, which is based on the historical average demolition prices prevailing in the market. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2013, by $236. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

k)	Advances for vessels under construction and Advances for vessel acquisitions: Advances made to shipyards during the construction period, are classified as “Advances for vessels under construction” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels, net”. Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessel. Financing costs incurred during the construction period of the vessel are also capitalized to the extent applicable in accordance with guidance under ASC 835, “Interest”. “Advances for vessel acquisitions” include any advance payment made to the seller of a secondhand vessel before the delivery and acceptance of the vessel, at which date are reclassified to “Vessels, net”.

When a vessel is acquired as part of a capital lease arrangement, any pre-delivery advance paid as part of the capital lease arrangement is also included within “Advances for vessels under construction” until the vessel’s delivery, when the Company takes possession of or controls the physical use of the vessel and the lease term begins, at which date these advances are reclassified to “Vessels, net” along with the recognition of the corresponding to the lease obligation, asset value.

l)	Impairment of Long-Lived Assets: The Company follows the guidance under ASC 360-10-40, “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker’s valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for vessel expenses while these assumptions are always subject to changes based on the economic conditions applicable by the time the Company is performing the tests. Market conditions have been improved since the acquisition of the Company’s vessels, accordingly as of December 31, 2013 and 2012, the Company concluded that there were no events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable and accordingly there is no impairment loss for 2013 and the period from October 4, 2012 through December 31, 2012.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

m)	Accounting for Dry Docking and Special Survey Costs: The Company follows the direct expense method under which the dry docking and special survey costs are expensed as incurred and are separately reflected in the accompanying combined statements of operations. All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying combined statements of operations.

n)	Financing Costs: Direct and incremental costs related to the issuance of debt such as legal and bankers are recorded as deferred financing costs and classified within “Deferred Charges, net” in the accompanying combined balance sheets, which are amortized to interest and finance costs if the financed vessel is in operation or capitalized to vessel cost if the vessel is under construction, using the effective interest method over the life of the related debt. Unamortized fees relating to loans repaid or extinguished before maturity are expensed as interest and finance costs in the period the repayment or extinguishment is made. Accumulated amortization of deferred financing fees amounted to $23 and $nil as of December 31, 2013 and 2012, respectively. Loan commitment fees are charged to finance charges in the period incurred.

o)	Accounting for Revenues and Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, for which a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, for which a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the vessel’s departure to the next fixed loading port and is deemed to end upon the completion of discharge of the cargo pursuant to the charter. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore generally requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that the Company fulfils its contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter’s cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are associated with a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

p)	Accounting for leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

under an operating lease are recognized as an expense on a straight-line method over the lease term. Leases that meet the criteria for capital lease classification under ASC 840 “Leases” are classified as capital leases. As of December 31, 2013 the Company was the lessee under certain capital lease arrangements as further disclosed in Note 6. As of December 31, 2013 the Company held no operating lease arrangements acting as lessee.

q)	Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade and other, and prepayments and other. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, unearned revenue and long-term debt. The carrying amounts reflected in the accompanying combined balance sheets of financial assets and liabilities, with the exception of the Members Loan (Note 8), approximate their respective fair values.

r)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

s)	Intangible assets/liabilities related to time charter acquired: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data, by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. Such intangible assets or liabilities are recognized ratably as adjustments to revenue over the remaining term of the assumed time charter.

t)	Derivatives: The Company enters into derivative financial instruments to manage risk related to fluctuations of interest rates. In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income / (Loss) and subsequently recognized in earnings when the hedged items impact earnings.

The changes in fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

The Company follows the accounting guidance about derivative instruments and hedging activities codified as ASC 815, “Derivatives and Hedging”. ASC 815 intends to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company. There were no outstanding accounting hedges during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012.

u)	Pension and retirement benefit obligations to crew: The Company employs the crew on board under short-term contracts and accordingly, is not liable for any pension or post-retirement benefits.

v)	Segment Reporting: The Company has determined that it operates under one reportable segment relating to its operations of dry bulk vessels. The Company reports financial information and evaluates its operations and operating results by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the Chief Executive Officer, who is the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

w)	Variable Interest Entities: ASC 810-10-50 “Consolidation of Variable Interest Entities”, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company’s evaluation did not result in an identification of any variable interest entities as of December 31, 2013 and 2012.

x)

Commitments and Contingencies: Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

y)	Recent Accounting Standards Updates: There are no recent accounting pronouncements issued, whose adoption would have a material impact on the Company’s financial statements in the current year or are expected to have a material impact on future years.

3.	Transactions with Related Parties:

Transactions and balances with related parties are as follows:

Balance Sheets

	2013	2012
Assets
StarBulk S.A	$181	$—

Total Assets	$181	$—

Liabilities
Members’ Loans (Note 8)	$226,005	$68,010
StarBulk S.A	—	147
Oceanbulk Maritime S.A and its affiliated entities	148	—

Total Liabilities	$226,153	$68,157

Statements of Operations
Interest on Members’ Loans (Note 8)	$1,412	$167
Management fees to StarBulk S.A	660	76
Administrative Expenses to Oceanbulk Maritime S.A and its affiliated entities	3,683	860

Total Expenses to Related Parties	$5,755	$1,103

Management Agreements with StarBulk S.A

Each of the Company’s existing vessels is subject to a vessel management and operating agreement with StarBulk S.A, a subsidiary of Star Bulk Carriers Corp, (“Star Bulk”) which was founded by the Company’s Chief Executive Officer (who currently is the non-executive chairman of Star Bulk’s board of directors). In addition, affiliates of Oaktree beneficially own approximately 19.9% of Star Bulk’s outstanding voting common stock. Pursuant to the terms of these agreements, StarBulk S.A provides management services, including but not limited to technical, crew and accounting services, to the Company’s vessels in exchange for a fixed daily management fee of $0.75 per vessel, for a period beginning upon vessel’s delivery and until the termination of the agreement. The agreement will terminate upon the expiration of a two month period from the delivery of a written notice by either party to the other. During 2013 and the period from October 4, 2012 through December 31, 2012, Management fees under these agreements amounted to $660 and $76, respectively and are separately reflected in the accompanying combined statements of operations. As of December 31, 2013, an amount of $181 was due from StarBulk S.A while as of December 31, 2012, an amount of $147 was due to StarBulk S.A which are included in Due from and Due to related parties, respectively, in the accompanying combined balance sheets.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

Commercial Management Agreements with Oceanbulk Maritime S.A and its affiliated entities

The Company has entered into a management agreement with Oceanbulk Maritime S.A (“Oceanbulk Maritime”), the parent company of Millennia. Pursuant to the terms of the agreement, Oceanbulk Maritime provides commercial and administrative services to the Company. During 2013 and the period from October 4, 2012 through December 31, 2012, administrative fees under the respective agreements amounted to $3,683 and $860, respectively and are included in General and administrative expenses to related parties in the accompanying combined statements of operations, while $148 and $nil, respectively, were capitalized within Advances for vessels under construction. As of December 31, 2013 and 2012, an amount of $148 and $nil, respectively, were due to Oceanbulk Maritime and are included in Due to related parties in the accompanying combined balance sheets.

Provision of certain guarantees by Oceanbulk Maritime

Oceanbulk Maritime has provided performance guarantees under the bareboat charter agreements relating to the newbuilding vessels with hull numbers HN 1061, HN 1062, HN 1063 and HN 1064 discussed in Note 6. In addition, Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers HN 207-JMU (tbn Magnum Opus), HN 213-JMU (tbn Peloreus), HN 214-JMU (tbn Leviathan), HN 5017-JMU, HN 5055-JMU, HN 5056-JMU, HN NE164-NACKS (tbn Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS, discussed in Note 6. All of the performance guarantees described above have been counter-guaranteed by the Company.

Acquisition of vessel from a related party

In August 2013, the Company acquired from Maiden Voyage LLC (an entity under common control with the Company) the Supramax dry bulk carrier, named Maiden Voyage, at a purchase price of $27,300 (Note 5). The Company recorded a preferential deemed dividend of $705 in connection with that purchase.

Awarded profit interests

Pursuant to an agreement with affiliates of Oaktree, Oceanbulk Maritime S.A. and certain members of the Company’s senior management are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in the Company. This award will be payable only by affiliates of Oaktree, so the Company will not be responsible for making such payments. Nevertheless, when award payments vest or are deemed probable to vest and are required to be made under the agreement with respect to the Company, a non-cash compensation expense will be reflected in the Company’s General and administrative expenses, with a corresponding increase in the Company’s equity as a deemed contribution from the Company’s stockholders. As of December 31, 2013 and 2012, this award had not vested.

4.	Inventories:

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	2013	2012
Bunkers	$2,961	$1,635
Lubricants	775	175

	$3,736	$1,810

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

5.	Vessels, net and Advances for vessels’ acquisitions:

The amounts in the accompanying combined balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, October 4, 2012	$—	$—	$—
- Acquisitions	36,642	—	36,642
- Depreciation for the period	—	(271)	(271)

Balance, December 31, 2012	$36,642	$(271)	$36,371

- Acquisitions, improvements and other vessels’ costs	118,279	—	118,279
- Depreciation for the year	—	(2,656)	(2,656)

Balance, December 31, 2013	$154,921	$(2,927)	$151,994

In October 2012, the Company entered into a Memorandum of Agreement (“MOA”) with an unrelated party for the acquisition of the Capesize dry bulk carrier, named Obelix. The Company took delivery of the vessel on October 19, 2012.

In July 2013, the Company entered into a MOA with Maiden Voyage LLC (an entity under common control with the Company), for the acquisition of the Supramax dry bulk carrier, named Maiden Voyage, for cash consideration of $27,300 (including $626 in respect of the value of bunkers on board of the vessel at the time of its delivery to the Company on August 6, 2013). The Company recorded the acquisition at historical cost due to the fact that at the date the MOA was concluded the Company and Maiden Voyage LLC were under common control. The purchase price in excess of vessel’s historical book value at the date of acquisition of $705 is considered a preferential deemed dividend and is reflected as a reduction in net income available to Members in the accompanying 2013 combined statement of operations.

In July 2013, the Company entered into a MOA with an unrelated party for the acquisition of the Capesize dry bulk carrier, named Big Bang (ex Cape Shanghai). The Company took delivery of the vessel on August 30, 2013.

In August 2013, the Company entered into a MOA with an unrelated party for the acquisition of the Supramax dry bulk carrier, named Strange Attractor (ex Tokiwa Glory). The Company took delivery of the vessel on September 24, 2013.

In August 2013, the Company entered into a MOA with an unrelated party for the acquisition of the Capesize dry bulk carrier, named Big Fish (ex Shining Star). The Company took delivery of the vessel on October 18, 2013.

In August 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Capesize dry bulk carrier, named Pantagruel (ex Pacific Confidence). The Company took delivery of the vessel on October 24, 2013.

In October 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Capesize dry bulk carrier, Kymopolia (ex Shiga), of which an advance of $2,750 was paid up to December 31, 2013, which is included within advances for vessel acquisition in the 2013 accompanying combined balance sheet. The remaining portion of the purchase price was paid in January 2014 upon the delivery of the vessel (Note 16(c)).

In December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry bulk carrier, Mercurial Virgo (ex Mineral Pearl). The vessel was delivered in February 2014 (Note 16(f)).

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

In December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry bulk carrier, Pendulum (ex Christina Victory). The vessel was delivered in February 2014 (Note 16(f)).

6.	Advances for vessels under construction:

As of December 31, 2013 and 2012, Advances for vessels under construction reflect the advances paid to the shipyard for newbuilding vessels, capitalized interest and other capitalized costs relating to the supervision of the construction of these vessels. The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	2013	2012
Advances to the shipyards	$95,667	$25,660
Bareboat capital leases—upfront fee	10,340	—
Capitalized interest on Members’ Loans	1,284	40
Other (Note 3)	148	—

Total	$107,439	$25,700

In September 2012, the Company agreed with a Japanese shipyard the construction of an 80,800 DWT Kamsarmax vessel (Hull HN 207-JMU (tbn Magnum Opus)). The vessel is expected to be delivered in May 2014.

In December 2012, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 213-JMU (tbn Peloreus) and HN 214-JMU (tbn Leviathan)). The vessels are expected to be delivered in July and August 2014.

In March 2013, the Company agreed with a Japanese shipyard the construction of an 182,000 DWT Capesize vessel (Hull HN 5017-JMU). The vessel is expected to be delivered in March 2015.

In May 2013, the Company agreed with a Chinese shipyard the construction of two 180,000 DWT Capesize vessels (Hulls HN 1312-SWS and HN 1313-SWS). The vessels are expected to be delivered in April and June 2015.

On May 17, 2013, the Company entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20,680 for each vessel will be financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of a vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000.

Based on the applicable lease accounting guidance (ASC 840 “Leases”), the Company determined that the bareboat charters should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

In June 2013, the Company agreed with a Chinese shipyard the construction of two 61,000 DWT Ultramax vessels (Hulls HN NE164-NACKS (tbn Honey Badger) and HN NE165-NACKS). The vessels are expected to be delivered in March 2015.

In June and July 2013, the Company agreed with a Chinese shipyard the construction of three 209,000 DWT Newcastlemax vessels (Hulls HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS). The vessels are expected to be delivered in April, June and July 2015.

In July 2013, the Company agreed with a Chinese shipyard the construction of four 64,000 DWT Ultramax vessels (Hulls HN 1080, HN 1081, HN 1082 and HN 1083). The vessels are expected to be delivered during the third and fourth quarters of 2015.

In October 2013, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 5055-JMU and HN 5056-JMU). The vessels are expected to be delivered in July and August 2015.

On December 27, 2013, the Company entered into separate bareboat charter party contracts with affiliates of SWS shipyards for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46,400 for each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months and a one-time handling fee of $464. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price of $13,919. Based on ASC 840, the Company determined that the bareboat contracts should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015 and 2016, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

Total purchase price of the aforementioned vessels is $1,078,677 (of which $393,400 is related to bareboat charter contracts discussed above) while the Company has also agreed to pay for extras under these contracts amounting to $11,848. As of December 31, 2013 and 2012, the Company has paid $106,007 (of which $10,340 is related to bareboat contracts discussed above) and $25,660, respectively.

7.	Long-term debt:

On August 1, 2013, the Company entered into a $34,458 credit facility with ABN Amro N.V (the “ABN Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN Facility were available in two tranches of $20,350 and $14,108, On August 6, 2013, the Company drew down the available tranches and paid an arrangement fee of $204.

On December 18, 2013, the ABN Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang (ex Cape Shanghai), Strange Attractor (ex Tokiwa Glory), Big Fish (ex Shining Star) and Pantagruel (ex Pacific Confidence). On December 20, 2013, the Company drew down the available tranches and paid an arrangement fee of $572.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

The following table describes the various tranches of loans under the ABN Facility as of December 31, 2013:

Vessel	Date Drawn	Principal Amount	Quarterly Installments	Balloon Payment
Obelix	August 2013	$19,973	19 x $377 through August 2018	$12,813 due August 2018
Maiden Voyage	August 2013	$13,612	15 x $248 through September 2017	$9,900 due September 2017
Big Bang	December 2013	$16,000	20 x $450 through December 2018	$7,000 due December 2018
Strange Attractor	December 2013	$10,000	20 x $300 through December 2018	$4,000 due December 2018
Big Fish	December 2013	$13,500	20 x $550 through December 2018	$2,500 due December 2018
Pantagruel	December 2013	$13,500	20 x $550 through December 2018	$2,500 due December 2018

Loans outstanding under the ABN Facility bear interest at three-month LIBOR plus a margin ranging from 3.75% to 3.9% per annum.

The ABN Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments, and operating account assignments and is guaranteed by Oceanbulk Shipping LLC (the “Guarantor”). The ABN Facility contains a number of negative covenants, including limitations on additional indebtedness, additional liens on the collateral, restricted payments and changes in management and ownership. In addition, the ABN Facility contains the following financial maintenance covenants:

•	aggregate vessel value must exceed 140% of the aggregate principal amount of outstanding loans under the ABN Facility;

•	maximum consolidated adjusted market value leverage ratio of the Guarantor (defined as the Guarantor’s total liabilities to market value adjusted total assets, excluding Members’ Loans and available cash) of 70%;

•	minimum consolidated EBITDA of the Guarantor to interest coverage ratio of 2.0x, applicable after September 30, 2016; and

•	minimum liquidity of the higher of $1.0 million per collateral vessel or $0.5 million per other vessel owned by the Guarantor.

The ABN Facility also prohibits the Guarantor from paying dividends while a default has occurred and is continuing. The ABN Facility also contains cross-default provisions triggered by a payment default or the acceleration or cancelation by reason of default of indebtedness in excess of $5.0 million for the Guarantor’s indebtedness and $1.0 million for any borrower’s indebtedness.

As of December 31, 2013, the Company was in compliance with the applicable covenants under the ABN Facility.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

As of December 31, 2013, the following aggregate principal payments are required over the next five years and throughout the term of the ABN Facility:

Amount
Year ending December 31,
2014	$9,897
2015	9,897
2016	9,897
2017	19,550
2018	37,344

Total Debt	$86,585
Less: Long-term debt—current portion	$(9,897)

Long-term debt—non-current portion	$76,688

Interest expense for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, amounted to $628 and $nil, respectively, and is included in Interest and finance costs in the accompanying combined statements of operations.

8.	Members’ Loans:

On October 9, 2012, the Members entered into a limited liability company agreement (the “Oceanbulk Shipping LLC Agreement”) with respect to Oceanbulk Shipping LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on October 4, 2012. On April 11, 2013, the Members entered into a similar limited liability company agreement (the “Oceanbulk Carriers LLC Agreement”) with respect to Oceanbulk Carriers LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on April 5, 2013.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, the Members could, from time to time, make investments in Oceanbulk Shipping LLC and Oceanbulk Carriers LLC either in form of capital contributions in exchange for the companies’ Class A Units or in the form of members’ loans (the “Members’ Loans”), evidenced by convertible notes (the “Convertible Notes”).

The Convertible Notes bear fixed interest at 2% per annum, accruing quarterly in arrears. The Convertible Notes are able to be converted, at any time following the election of the majority holders, in whole or in part (based on the principal amount converted, plus any accrued and unpaid interest) into Class A Units at a conversion price of $1 per Class A Unit. The conversion price is subject to certain adjustments triggered by reorganizations, recapitalizations, stock splits or other similar changes in the relevant capitalization of the Company. The Convertible Notes mature on December 31, 2042.

Based on the applicable accounting guidance for debt instruments (ASC 470 “Debt”) and for derivatives and hedging instruments (ASC 815 “Derivatives and Hedging”), the Company determined that all proceeds from any Members’ Loan should be reflected as debt within the Company’s non-current liabilities, with no bifurcation of any of the embedded features.

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

	2013	2012
Members’ Loans by Oaktree OBC Holdings LLC	$200,828	$61,022
Members’ Loans by Millennia LLC	22,314	6,780

Principal of Members’ Loans	$223,142	$67,802
Accrued Interest on Members’ Loans	2,863	208

Total	$226,005	$68,010

The Members had not exercised their conversion rights under the Convertible Notes as of December 31, 2013. Out of the total accrued interest as of December 31, 2013 and 2012, an amount of $1,284 and $40, respectively, has been capitalized and is reflected within “Advances for vessels under construction” in the accompanying combined balance sheets (Note 6). The remaining accrued interest of $1,412 and $167 in 2013 and for the period from October 4, 2012 through December 31, 2012, respectively, has been expensed and is separately reflected in the accompanying statements of operations.

On December 27, 2013, an amount of $18,000 was returned to the Members, representing funds contributed for vessel acquisitions as Members’ Loans that was not needed as a result of debt financing concluded subsequent to the vessel deliveries.

9.	Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable, due from/to related parties and accounts payable: The carrying values reported in the combined balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying balance sheets.

•	Long-term debt: The fair value of the ABN Facility discussed in Note 7 approximates the recorded value due to the variable interest rates payable. The carrying value of the loans as of December 31, 2013 and 2012 amounted to $86,585 and $nil, respectively.

•	Members’ Loans: Members’ Loans have a fixed rate. Interest is accrued quarterly and if not paid in cash, determined at the option of the majority of the holders, it increases the outstanding principal amount. The fair value of a Members’ Loan is not able to be reliably estimated due to the interest settlement options held by the Members (Note 8).

•	Derivative financial Instruments: The fair values of the Company’s derivative financial instruments presented in combined balance sheet equates to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date and is determined by primarily by observable inputs (i.e., LIBOR swap yield curves).

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by U.S. GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

10.	Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its current and expected variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to these borrowings and to lower its overall borrowing costs.

During the third quarter of 2013, the Company entered into five interest rate swaps with Goldman Sachs Bank USA, effective from October 1, 2014. The swaps mature on April 1, 2018. Under the five swaps, the Company will make quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307, and increasing up to $461,264 during the period from July 1, 2015 to October 1, 2015. The counterparty will make quarterly floating rate payments at three-month US$ LIBOR to the Company based on the same notional amount. For the year ended December 31, 2013, the swaps were not designated as accounting hedges and accordingly changes in their fair value as of December 31, 2013 of $1,423 are reported in earnings as a Loss on Derivative Financial Instruments, with the outstanding fair value (based on Level 2 inputs of the fair value hierarchy) as of the same date being separately reflected as Derivative Financial Instruments within current and non-current liabilities.

11.	Members’ Equity:

Members’ equity consists of one Class B unit of no par value, held by Oaktree OBC Holdings LLC.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, except as otherwise provided under the laws of Marshall Islands or mutually agreed between the Members in writing, no Member shall have any personal liability whatsoever in such Member’s capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or other obligations of the Company or for any losses of the Company.

12.	Commitments and Contingencies:

a)

Various claims, suits, and complaints, including those involving government regulations and product liability, may arise in the ordinary course of our shipping activities. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Currently, management is not aware of any such supplementary calls for 2013 and the period from October 4, 2012 through December 31, 2013. The Company accrues for

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)	The following table sets forth the future, minimum, non-cancellable charter revenue and purchase commitments as of December 31, 2013:

(+):collections, (-):payments	2014	2015	2016	2017	2018	2019 and thereafter	Total
Future, minimum, non-cancellable charter revenue(1)	$3,518	$—	$—	$—	$—	$—	$3,518
Purchase commitments(2)	(219,069)	(454,370)	—	—	—	—	(673,439)
Bareboat capital leases—upfront fee(3)	(49,515)	(24,315)	—	—	—	—	(73,830)
Bareboat capital leases—charterhire(3)	—	(9,033)	(25,304)	(31,444)	(31,413)	(318,732)	(415,926)

Total	$(265,066)	$(487,718)	$(25,304)	$(31,444)	$(31,413)	$(318,732)	$(1,159,677)

(1)	The amounts represent the minimum contractual gross charter revenues to be generated from the existing, as of December 31, 2013, non-cancellable time and freight charter until their expiration, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.
(2)	The amounts represent the Company’s remaining obligations up to December 31, 2013 under the concluded acquisition of secondhand vessels discussed in Note 5 for vessels Kymopolia (ex Shiga), Mercurial Virgo (ex Mineral Pearl) and Pendulum (ex Christina Victory) as well as under the pipeline of the Company’s newbuilding program discussed in Note 6, excluding those applicable under the bareboat lease agreements classified as capital leases.
(3)	The amounts represent the Company’s commitments under the bareboat lease arrangements under the upfront fee and the charter hire, gross of any address commissions the Company may be entitled to, respectively, discussed in Note 6.

13.	Income Taxes

Effective January 1, 2013 onwards, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies are subject to Greek tonnage tax, under the laws of the Greek Republic, Oceanbulk Maritime (Note 3), the commercial manager of the Company’s vessels, which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Company. In addition, under the laws of the Marshall Islands, the country of the vessels’ registration, the shipowning companies are subject to registration tonnage taxes. Registration and tonnage taxes are included in vessel operating expenses in the accompanying combined statements of operations.

Under the laws of Marshall Islands, the country of the Company’s incorporation, the Company is not subject to tax on its international shipping income.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and exempts the type of income earned by the

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

vessel owing Company and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Additionally, the Company must meet all of the documentation requirements as outlined in the Section 883 regulations.

Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their consolidated subsidiaries are limited liability companies and have made an election to be treated as disregarded entities for U.S. federal income tax purposes and accordingly are not subject to U.S. federal income taxes on their U.S. source income. Any U.S. source Shipping Income generated by the Company is passed through to its Members in proportion to their ownership of the Company and it is the Members that are subject to U.S. federal income taxes. The Company generated no U.S. source Shipping Income during 2013 and 2012.

14.	Voyage and Vessel Operating expenses:

The amounts in the accompanying combined statements of operations are analyzed as follows:

	2013	2012
Voyage expenses
Bunkers	$2,999	$1,222
Commissions	614	74
Port Expenses	369	135
Cargo Expenses	35	—

	$4,017	$1,431

	2013	2012
Vessel Operating expenses
Crew wages and related costs	$2,611	$268
Stores, Spares, Repairs and Maintenance	1,672	156
Insurances	407	39
Lubricants	459	36
Tonnage taxes	119	1
Other	874	74

	$6,142	$574

15.	Interest and Finance Costs:

The amounts in the accompanying combined statements of operations are analyzed as follows:

	2013	2012
Interest on long-term debt (Note 7)	$628	$—
Amortization of deferred finance fees	23	—
Other bank and finance charges	135	—

	$786	$—

16.	Subsequent Events:

The following events and transactions occurred after the balance sheet date and up to the date these financial statements were evaluated, April 2, 2014:

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

a)	Loan payments: Subsequent to December 31, 2013, the Company paid regular loan installments amounting to $2,474 in total.

b)	Payment for newbuilding vessels: On January 14, 2014, the Company paid $3,090 for scheduled capital commitments under one of its newbuilding Kamsarmax (Hull HN 207-JMU (tbn Magnum Opus)) discussed in Note 6. In addition, on March 7, 2014, the Company paid $3,090 and $4,870, respectively, for scheduled capital commitments under two of its newbuilding vessels (Hull No HN 207-JMU (tbn Magnum Opus) and HN 213-JMU (tbn Peloreus)) discussed in Note 6.

c)	Delivery of vessel Kymopolia: On January 30, 2014 the Company took delivery of vessel Kymopolia (ex Shiga).

d)	Payment of upfront amounts under the bareboat charter agreements: On January 29, 2014, the Company paid an upfront amount of $29,000 and an arrangement fee of $1,160 under its bareboat charter agreements relating to the newbuilding vessels Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363, discussed in Note 6.

e)	Acquisition of two secondhand vessels: On January 24, 2014, the Company entered into two MOAs with an unrelated party for the acquisition of two Post-Panamax dry bulk carriers, named Amami (ex GL Xiushan) and Madredeus (ex GL Zoushan). On February 13, 2014 and February 21, the Company took delivery of the vessels.

f)	Delivery of vessels Mercurial Virgo and Pendulum: On February 28, 2014 the Company took delivery of the Mercurial Virgo (ex Mineral Pearl) and on March 20, 2014 the Company took delivery of the Pendulum (ex Christina Victory).

During the period from January 1, 2014 to March 20, 2014, the Company paid in aggregate, the amount of $135,013 with respect to the acquisition of vessels Kymopolia, Amami, Madredeus, Mercurial Virgo and Pendulum, discussed in Notes 16c), e) and f) above, as well as an amount of $1,825 for bunkers on board.

g)	Investment in Heron Ventures Ltd: On February 19, 2014, Oceanbulk Shipping LLC provided $3,149 and €14.9 million of capital in the form of a convertible loan (each a “Convertible Loan”) to Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta whose sole stockholder was ABY Group Holding Limited (itself a joint venture between Augustea Bunge Maritime Limited and York Capital Management). The Convertible Loan is convertible into 50% of the outstanding equity of Heron, so upon conversion of the Convertible Note, Heron would be a 50-50 joint venture between Oceanbulk Shipping LLC and ABY Group Holding Limited. The purpose of the Convertible Loan was to partially finance the acquisition out of bankruptcy of Deiulemar Shipping SpA (“Deiulemar”), an operator of 12 dry bulk vessels (the “Deiulemar Fleet”). On February 13, 2014, Heron entered into a $95,200 loan agreement (the “CiT Facility”) with CiT Finance LLC, which is severally guaranteed on a 50-50, unsecured basis by Oceanbulk Shipping LLC and ABY Group Holding Limited. The CiT Facility is divided into two portions, a “Core Portion” of $65,200 and a “Non-Core Portion” of $30,000. The Core Portion is secured by four vessels (the “Core Vessels”), consisting of three Kamsarmax vessels and one Capesize vessel intended to be retained by Heron (or its equity holders), and matures in June 2019. The Non-Core Portion is secured by eight vessels (the “Non-Core Vessels”) of various sizes. Interest accrues on the CiT Facility at a rate of 5.50% per annum so long as the Non-Core Portion is outstanding and 4.25% per annum if the Non-Core Portion is no longer outstanding. The Core Portion is subject to scheduled quarterly amortization payments of $1,563, beginning on June 30, 2014, and the Non-Core Portion is not subject to scheduled amortization. Heron may voluntarily prepay the outstanding principal amount of the loans under the CiT Facility at any time, subject to a prepayment premium of 2% during the first year and 1% during the second year.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

Upon a sale or loss of a Core Vessel, the Core Portion must be prepaid based on a scheduled release price for the Core Vessel. Upon a sale or loss of a Non-Core Vessel, the net proceeds must be used to prepay the Non-Core Portion and then applied to the budgeted cost of intermediate surveys during 2014 of the Core Vessels. The CiT Facility contains the following financial covenants that Heron must comply with:

•	a minimum cash balance at all times of $1,000 per Core Vessel;

•	minimum liquidity at all times of $185 per Non-Core Vessel;

•	minimum Fixed Charge Coverage Ratio (as defined therein and calculated based on annualized EBITDA less capital expenditures divided by the debt service for the relevant period) of 1.10x, measured quarterly after the quarter ending on March 31, 2015;

Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that each Core Vessel’s charter-free FMV be not less than 140% (150% after the quarter ending March 31, 2016) of the Core Portion balance outstanding against it; and

Non-Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that the aggregate of the charter-free FMVs of the Core Vessels be not less than 140% of the Non-Core Portion outstanding.

Under the CiT Facility, Heron may only make quarterly distributions to its members from accumulated unrestricted excess cash in operating accounts so long as no event of default has occurred and is continuing or would occur as a result of such distribution, so long as (i) the Non-Core Portion has been paid in full, (ii) an amount corresponding to the budgeted cost of all 2014 Core Vessel intermediate surveys has been deposited in a restricted account at CiT and (iii) the outstanding amount under the CiT Facility does not exceed 60% of the combined FMV of the vessels owned by Heron.

On March 10, 2014, deeds of transfer in respect of the vessels in the Deiulemar Fleet were executed in favor of Heron.

h)	Additional Members’ Loans: Subsequent to December 31, 2013, the Company received a total amount of $181,200 in the form of Members’ Loans to fund part of the aforesaid subsequent events and transactions.

i)

Deutsche Bank Facility Term Sheet: On March 11, 2014, the Company executed a binding term sheet with Deutsche Bank AG Filiale Deutschlandgeschäft (the “Deutsche Bank Facility”) for financing in an aggregate amount of $85,000, which will partially finance the construction cost of one Kamsarmax bulk carrier currently under construction at JMU (Hull HN 207-JMU (tbn Magnum Opus)) with expected delivery in June 2014, and two Capesize bulk carriers currently under construction at JMU (Hulls HN 213-JMU (tbn Peloreus) and HN 214-JMU (tbn Leviathan)), with expected deliveries in July and August 2014, respectively. The definitive documentation is expected to be concluded no later than May 25, 2014. One loan, which matures five years after the drawdown date, can be drawn for each vessel being financed. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The loans will bear interest at three-month LIBOR plus a margin of 3.4% per annum. The Deutsche Bank Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments and is guaranteed by Oceanbulk Shipping LLC (the “Guarantor”). The Deutsche Bank Facility will include certain negative covenants, including limitations on

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

changes of ownership or control, additional indebtedness and the payment of dividends or other distributions until March 31, 2015, after which the Company may only pay dividends if no event of default has occurred or is continuing. The Deutsche Bank Facility also requires that the aggregate fair market value of the financed vessels exceeds 130% of the outstanding loans under the Deutsche Bank Facility. The Deutsche Bank Facility will include also the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum ratio of total liabilities to total assets (on a market value adjusted basis) of less than 70%;

•	minimum EBITDA to interest ratio of 2.0x, tested annually for 2014 and 2015, and 2.5x thereafter; and

•	minimum liquidity of the greater of (x) $10,000 and (y) $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

j)	CEXIM Facility Term Sheet: On March 21, 2014, the Company executed a binding term sheet with the Export-Import Bank of China (the “CEXIM Facility”) for financing in an aggregate amount of $57,360, which will be available in two tranches of $28,680, to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (Hulls HN 1312-SWS and HN 1313-SWS), with expected delivery in April and June 2015, respectively. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1,147 plus a balloon payment of $5,736, the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The loan will bear interest at six-month LIBOR plus a margin of 3.25% per annum. The CEXIM Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments and will be guaranteed by the Guarantor. The CEXIM Facility will include certain negative covenants, including limitations on changes of ownership or control. The CEXIM Facility also requires that the aggregate value of the financed vessels exceeds 125% of the outstanding loans under the CEXIM Facility and that each vessel owning company must maintain minimum cash of not less than $500. The CEXIM Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	minimum equity ratio calculated based on book value of equity to total book value of assets of no less than 30%;

•	minimum book value of equity of not less than $250,000 after December 31, 2015; and

•	minimum liquidity of $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

k)

HSBC Facility: On April 1, 2014, the Company executed a binding term sheet with HSBC Bank plc. (the “HSBC Facility”) for financing in an aggregate amount of $86,600, to partially finance the acquisition cost of the second hand vessels Kymopolia (ex Shiga), Mercurial Virgo (ex Mineral Pearl), Pendulum (ex Christina Victory), Amami (ex GL Xiushan) and Madredeus (ex GL Zaishan), all of which have been delivered. The loan will be available in five tranches, will mature 59 months from the drawdown date and will be repayable in 20 quarterly installments, commencing three months after the drawdown, of $1,555 plus a balloon payment of $55,500 due together with the last installment. The loan will bear interest at LIBOR plus a margin of 3.3% per annum, as long as the fair value of the vessels to the outstanding loan ratio (“ACR”) exceeds 143% or 4.10% per annum, as long as the ACR falls below 143%. The HSBC Facility will be

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

secured by first priority mortgage over the financed vessels and general and specific assignments and will be guaranteed by the Guarantor.

The HSBC Facility will include certain negative covenants, including limitations on changes of ownership or control, other than as part of an initial public offering and as long as the borrowers are not in an event of default and shareholding thresholds applicable to the Pappas family interests. It will also include dividend restrictions if the ACR falls below 143% while it will also require that the aggregate ACR exceeds 135% and minimum free liquidity to be maintained by the borrowers in the aggregate of $2,500. In addition, a portion of 10% of the initial HSBC Facility shall be prepaid from the proceeds of the first capital increase of the Guarantor after January 1, 2016. The HSBC Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum leverage ratio (calculated based on long term debt net of any free deposit balances divided by market value adjusted total assets) not to exceed 70%;

•	minimum EBITDA to interest ratio of 2.0x, in relation to the proceeding four fiscal quarters, effective from the second anniversary of the execution date; and

•	minimum liquidity to exceed $500 in free cash balances per vessel owned by the Guarantor.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Balance Sheets,

March 31, 2014 (unaudited) and December 31, 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	March 31, 2014	March 31, 2014	December 31, 2013
	(pro-forma Note 9)	(historical)	(historical)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,667	$1,667	$29,979
Restricted Cash (Note 8)	190	190	193
Accounts receivable trade	7,547	7,547	2,966
Inventories (Note 5)	5,674	5,674	3,736
Prepayments and other	969	969	722
Due from related parties (Note 3)	—	—	181
Current portion of deferred charges, net	217	217	225

Total current assets	16,264	16,264	38,002

FIXED ASSETS:
Advances for vessels’ acquisitions (Note 6)	—	—	2,750
Advances for vessels under construction (Note 7)	149,465	149,465	107,439
Vessels, net (Note 6)	287,604	287,604	151,994

Total fixed assets, net	437,069	437,069	262,183

OTHER NON CURRENT ASSETS:
Convertible Loan receivable (Note 4)	23,680	23,680	—
Restricted Cash (Note 8)	6,000	6,000	6,000
Deferred charges, net	478	478	528

Total other non-current assets	30,158	30,158	6,528

Total assets	$483,491	$483,491	$306,713

LIABILITIES AND MEMBERS’ EQUITY:
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$9,897	$9,897	$9,897
Accounts payable, trade	3,830	3,830	883
Accounts payable, other	512	512	74
Unearned revenue	538	538	—
Accrued liabilities	2,536	2,536	4,123
Due to related parties (Note 3)	676	676	148
Derivative financial instruments (Note 11)	1,478	1,478	828

Total current liabilities	19,467	19,467	15,953

Long-term debt (Note 8)	74,214	74,214	76,688
Members’ Loans (Notes 3, 9 and 16)	—	408,838	226,005
Derivative financial instruments (Note 11)	1,061	1,061	595

Total non-current liabilities	75,275	484,113	303,288

Total liabilities	94,742	503,580	319,241

Commitments and contingencies (Note 13)	—	—	—
MEMBERS’ EQUITY:
Members’ Capital (nil Class A Units and 1 Class B Units as of March 31, 2014 and December 31, 2013 on a historical basis, 415,037 Class A Units and 1 Class B Units on a pro forma basis (Notes 9 and 12))	408,838	—	—
Accumulated deficit	(20,089)	(20,089)	(12,528)

Total Members’ equity	388,749	(20,089)	(12,528)

Total liabilities and Members’ equity	$483,491	$483,491	$306,713

The accompanying notes are an integral part of these unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Unaudited Interim Combined Statements of Operations

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2014	2014	2013
	(pro-forma Note 9)
REVENUES:
Voyage revenues	$10,613	$10,613	$2,100

Total revenues	10,613	10,613	2,100

EXPENSES:
Voyage expenses (Note 14)	(4,919)	(4,919)	(1,678)
Vessel operating expenses (Note 14)	(5,533)	(5,533)	(476)
Management fees (Note 3)	(548)	(548)	(68)
Depreciation (Note 6)	(2,153)	(2,153)	(329)
Dry docking and special survey costs	(725)	(725)	—
General and administrative expenses to related parties (Note 3)	(1,207)	(1,207)	(920)
General and administrative expenses	(26)	(26)	(2)

Total Expenses	(15,111)	(15,111)	(3,473)

Operating loss	(4,498)	(4,498)	(1,373)

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 15)	(964)	(964)	(4)
Interest on Members’ Loans (Notes 3 & 9)	—	(966)	(212)
Loss on derivative financial instruments (Note 11)	(1,116)	(1,116)	—
Other, net	(17)	(17)	3

Total other expenses, net	(2,097)	(3,063)	(213)

Net loss	$(6,595)	$(7,561)	$(1,586)

The accompanying notes are an integral part of these unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Unaudited Interim Combined Statements of Members’ Equity

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	Members’ Capital Contributions	Accumulated Deficit	Total Members’ Equity
Balance, December 31, 2012	$—	$(1,408)	$(1,408)

- Net loss	—	(1,586)	(1,586)

Balance, March 31, 2013	$—	$(2,994)	$(2,994)

Balance, December 31, 2013	$—	$(12,528)	$(12,528)

- Net loss	—	(7,561)	(7,561)

Balance, March 31, 2014	$—	$(20,089)	$(20,089)

The accompanying notes are an integral part of these unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Unaudited Interim Combined Statements of Cash Flows

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	March 31, 2014	March 31, 2013
Cash Flows used in Operating Activities:
Net loss	$(7,561)	$(1,586)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,153	329
Amortization of deferred financing fees	58	—
Loss on derivative financial instruments	1,116	—
Accrued interest expense on Members’ Loans	966	212

Changes in operating assets and liabilities:
(Increase)/Decrease in:
Accounts receivable, trade	(4,581)	1,070
Inventories	(1,938)	(430)
Prepayments and other	(247)	(170)
Due from related parties	181	(1,957)
Increase/(Decrease) in:
Accounts payable, trade	2,947	1,889
Accounts payable, other	438	210
Unearned revenue	538	—
Accrued liabilities	(1,587)	(99)
Due to related parties	528	(147)

Net Cash used in Operating Activities	$(6,989)	$(679)

Cash Flows used in Investing Activities:
Acquisition of vessels	(135,013)	—
Advances for vessels under construction	(41,359)	(9,840)
Investment in Convertible loan in Heron	(23,680)	—

Net cash used in Investing Activities	$(200,052)	$(9,840)

Cash Flows used in Investing Activities:
Decrease in Restricted cash	3	—
Repayment of long-term debt	(2,474)	—
Proceeds from Members’ Loans	181,200	9,840

Net cash from Financing Activities	$178,729	$9,840

Net increase in cash and cash equivalents	(28,312)	(679)
Cash and cash equivalents at beginning of period	29,979	1,148

Cash and cash equivalents at end of the period	$1,667	$469

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Bank loan Interest	$889	$—

The accompanying notes are an integral part of these unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim combined financial statements include the consolidated accounts of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC were formed under the laws of the Republic of the Marshall Islands on October 4, 2012 and April 5, 2013, respectively, in view of separate limited liability agreements entered between Oaktree OBC Holdings LLC (“Oaktree”) and Millennia Limited Liability Company (“Millennia” and, together with Oaktree, the “Members”) with Oceanbulk Shipping LLC dated October 9, 2012 and with Oceanbulk Carriers LLC dated April 11, 2013. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries are herein referred to collectively as the “Company”. Oaktree currently exerts control over the Company’s operations through its 90% ownership interest. The pro forma presentation gives effect to the change in the capitalization occurred subsequent to the balance sheet date, on May 28, 2014, following the conversion of Members’ Loans to 415,037 Class A Membership Units as further discussed in Note 9 and 16. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of the following bulk carrier vessels:

	Vessel name	Type	DWT	Built/ Delivery
Existing fleet
1.	Obelix	Capesize	181,433	2011(2)
2.	Maiden Voyage	Supramax	58,722	2012(2)
3.	Big Bang (ex Cape Shanghai)	Capesize	174,109	2007(2)
4.	Strange Attractor (ex Tokiwa Glory)	Supramax	55,742	2006(2)
5.	Big Fish (ex Shining Star)	Capesize	177,662	2004(2)
6.	Pantagruel (ex Pacific Confidence)	Capesize	180,181	2004(2)
7.	Kymopolia (ex Shiga)	Capesize	176,990	2006(2)
8.	Mercurial Virgo (ex Mineral Pearl)	Kamsarmax	81,545	2013(2)
9.	Pendulum (ex Christina Victory)	Kamsarmax	82,619	2006(2)
10.	Amami (ex GL Xiushan)	Post-Panamax	98,681	2011(2)
11.	Madredeus (ex GL Zoushan)	Post-Panamax	98,681	2011(2)
Newbuilding fleet
12.	HN 207-JMU (tbn Magnum Opus) (Note 16)	Kamsarmax	81,022	2014(3)
13.	HN 213-JMU (tbn Peloreus)	Capesize	182,000	2014(3)
14.	HN 214-JMU (tbn Leviathan)	Capesize	182,000	2014(3)
15.	HN 5017-JMU	Capesize	182,000	2015(3)
16.	HN 5055-JMU	Capesize	182,000	2015(3)
17.	HN 5056-JMU	Capesize	182,000	2015(3)
18.	HN 1312-SWS	Capesize	180,000	2015(3)
19.	HN 1313-SWS	Capesize	180,000	2015(3)
20.	HN NE166-NACKS	Newcastlemax	209,000	2015(3)
21.	HN NE167-NACKS	Newcastlemax	209,000	2015(3)
22.	HN NE184-NACKS	Newcastlemax	209,000	2015(3)
23.	HN NE164-NACKS (tbn Honey Badger)	Ultramax	61,000	2015(3)
24.	HN NE165-NACKS	Ultramax	61,000	2015(3)
25.	HN 1359(1)	Newcastlemax	208,000	2015(3)
26.	HN 1360(1)	Newcastlemax	208,000	2015(3)
27.	HN 1361(1)	Newcastlemax	208,000	2016(3)
28.	HN 1362(1)	Newcastlemax	208,000	2016(3)
29.	HN 1363(1)	Newcastlemax	208,000	2016(3)
30.	HN 1061(1)	Ultramax	64,000	2015(3)
31.	HN 1062(1)	Ultramax	64,000	2015(3)
32.	HN 1063(1)	Ultramax	64,000	2015(3)
33.	HN 1064(1)	Ultramax	64,000	2015(3)
34.	HN 1080	Ultramax	64,000	2015(3)
35.	HN 1081	Ultramax	64,000	2015(3)

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

	Vessel name	Type	DWT	Built/ Delivery
36.	HN 1082	Ultramax	64,000	2015(3)
37.	HN 1083	Ultramax	64,000	2015(3)

(1)	Chartered under bareboat lease arrangement that qualifies as an accounting capital lease (Note 7).
(2)	Year of construction
(3)	Year of expected delivery

During the three month periods ended March 31, 2014 and 2013, charterers that individually accounted for more than 10% of the Company’s voyage revenues were as follows:

Charterer	2014	2013
A	55%	2%
B	12%	—
C	—	98%

The outstanding accounts receivable balance of these three charterers the accounted for more than 10% of the Company’s three month period ended March 31, 2014 revenue was $0.6 million.

2.	Significant Accounting policies:

The accompanying unaudited interim combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2013 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three month period ended March 31, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014. A discussion of the Company’s significant accounting policies can be found in the audited combined financial statements for the fiscal year ended December 31, 2013. There have been no material changes to these policies in the three month period ended March 31, 2014.

Recent accounting pronouncements:

Revenue from Contracts with Customers: The FASB and the International Accounting Standards Board (IASB) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in US GAAP and IFRS and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company’s financial position and performance.

The combined balance sheet as of December 31, 2013 has been derived from the audited combined financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

3.	Transactions with Related Parties:

Transactions and balances with related parties are as follows:

Balance Sheet

	March 31, 2014	December 31, 2013
Assets
Starbulk S.A	$—	$181

Total Assets	$—	$181

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

	March 31, 2014	December 31, 2013
Liabilities
Members’ Loans (Note 9)	$408,838	$226,005
Starbulk S.A	383	—
Oceanbulk Maritime S.A and its affiliated entities	293	148

Total Liabilities	$409,514	$226,153

Statement of Operations
Interest on Members’ Loans (Note 9)	$(966)	$(212)
Management fees to Starbulk S.A	(548)	(68)
Administrative Expenses to Oceanbulk Maritime S.A and its affiliated entities	(1,207)	(920)

Total Expenses to Related Parties	$(2,721)	$(1,200)

Management Agreements with Starbulk S.A

Each of the Company’s existing vessels is subject to a vessel management and operating agreement with Starbulk S.A, a subsidiary of Star Bulk Carriers Corp, (“Star Bulk”) which was founded by the Company’s Chief Executive Officer (who currently is the non-executive chairman of Star Bulk’s board of directors). In addition, affiliates of Oaktree beneficially own 19.9% of Star Bulk’s outstanding voting common stock. Pursuant to the terms of these agreements, Starbulk S.A provides management services, including but not limited to technical, crew and accounting services, to the Company’s vessels in exchange for a fixed daily management fee of $0.75 per vessel, for a period beginning upon vessel’s delivery and until the termination of the agreement. The agreement will terminate upon the expiration of a two month period from the delivery of a written notice by either party to the other. During the three month periods ended March 31, 2014 and 2013, Management fees under these agreements amounted to $548 and $68, respectively, and are separately reflected in the accompanying unaudited interim combined statements of operations. As of March 31, 2014, an amount of $383 was due to Starbulk S.A, while as of December 31, 2013, an amount of $181 was due from Starbulk S.A, both amounts included in Due to and Due from related parties, respectively, in the accompanying unaudited interim combined balance sheets.

Commercial Management Agreements with Oceanbulk Maritime S.A and its affiliated entities

The Company has entered into a management agreement with Oceanbulk Maritime S.A (“Oceanbulk Maritime”), the parent company of Millennia. Pursuant to the terms of the agreement, Oceanbulk Maritime provides commercial and administrative services to the Company. During the three month periods ended March 31, 2014 and 2013, administrative fees under the respective agreements amounted to $1,207 and $920, respectively and are included in General and administrative expenses to related parties in the accompanying unaudited interim combined statements of operations, while $293 and $148, respectively, were capitalized within Advances for vessels under construction. As of March 31, 2014 and December 31, 2013, an amount of $293 and $148, respectively, were due to Oceanbulk Maritime and are included in Due to related parties in the accompanying unaudited interim combined balance sheets.

Provision of certain guarantees by Oceanbulk Maritime

Oceanbulk Maritime has provided performance guarantees under the bareboat charter agreements relating to the newbuilding vessels with hull numbers HN 1061, HN 1062, HN 1063 and HN 1064 discussed in Note 7. In addition, Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers HN 207-JMU (tbn Magnum Opus), HN 213-JMU (tbn Peloreus), HN 214-JMU (tbn Leviathan), HN 5017-JMU, HN 5055-JMU, HN 5056-JMU, HN NE164-NACKS (tbn Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS, discussed in Note 7. All of the performance guarantees described above have been counter-guaranteed by the Company.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

Awarded profit interests

Pursuant to an agreement with affiliates of Oaktree, Oceanbulk Maritime S.A. and certain members of the Company’s senior management are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in the Company. This award will be payable only by affiliates of Oaktree so the Company will not be responsible for making such payments. Nevertheless, when award payments vest or are deemed probable to vest and are required to be made under the agreement with respect to the Company, a non-cash compensation expense will be reflected in the Company’s General and administrative expenses, with a corresponding increase in the Company’s equity as a deemed contribution from the Company’s stockholders. As of March 31, 2014 and December 31, 2013, this award had not vested.

4.	Convertible Loan receivable:

On February 19, 2014, Oceanbulk Shipping LLC provided $3,149 and €14.9 million of funds in the form of a convertible loan (each a “Heron Convertible Loan”) to Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta whose sole stockholder was ABY Group Holding Limited (itself a joint venture between Augustea Bunge Maritime Limited and York Capital Management). At the option of Oceanbulk Shipping LLC, the Convertible Loan is convertible into 50% of the outstanding equity of Heron, so upon conversion of the Heron Convertible Loan, Heron would be a 50-50 joint venture between Oceanbulk Shipping LLC and ABY Group Holding Limited. The use of the Convertible Loan proceeds was to partially finance the acquisition out of bankruptcy of Deiulemar Shipping SpA (“Deiulemar”), an operator of 12 dry bulk vessels the Deiulemar fleet, (the “Deiulemar Fleet”). On February 13, 2014, Heron entered into a $95,200 loan agreement (the “CiT Facility”) with CiT Finance LLC, which is severally guaranteed on a 50-50, unsecured basis by Oceanbulk Shipping LLC and ABY Group Holding Limited. The CiT Facility is divided into two portions, a “Core Portion” of $65,200 and a “Non-Core Portion” of $30,000. The Core Portion is secured by four vessels (the “Core Vessels”), consisting of three Kamsarmax vessels and one Capesize vessel intended to be retained by Heron (or its equityholders), and matures in June 2019. The Non-Core Portion is secured by eight vessels (the “Non-Core Vessels”) of various sizes. Interest accrues on the CiT Facility at a rate of 5.50% per annum so long as the Non-Core Portion is outstanding and 4.25% per annum if the Non-Core Portion is no longer outstanding. The Core Portion is subject to scheduled quarterly amortization payments of $1,563, beginning on June 30, 2014, and the Non-Core Portion is not subject to scheduled amortization and is repayable in full on June 30, 2015. Heron may voluntarily prepay the outstanding principal amount of the loans under the CiT Facility at any time, subject to a prepayment premium of 2% during the first year and 1% during the second year.

Upon a sale or loss of a Core Vessel, the Core Portion must be prepaid based on a scheduled release price for the Core Vessel. Upon a sale or loss of a Non-Core Vessel, the net proceeds must be used to prepay the Non-Core Portion and then applied to the budgeted cost of intermediate surveys during 2014 of the Core Vessels. The CiT Facility contains the following financial covenants that Heron must comply with:

•	a minimum cash balance at all times of $1,000 per Core Vessel;

•	minimum liquidity at all times of $185 per Non-Core Vessel;

•	minimum Fixed Charge Coverage Ratio (as defined therein and calculated based on annualized EBITDA less capital expenditures divided by the debt service for the relevant period) of 1.10x, measured quarterly, after the quarter ending on March 31, 2015;

•	Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that each Core Vessel’s charter-free FMV be not less than 140% (150% after the quarter ending March 31, 2016) of the Core Portion balance outstanding against it; and

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

•	Non-Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that the aggregate of the charter-free FMVs of the Core Vessels be not less than 140% of the Non-Core Portion outstanding.

Under the CIT Facility, Heron may only make quarterly distributions to its members from accumulated unrestricted excess cash in operating accounts so long as no event of default has occurred and is continuing or would occur as a result of such distribution, so long as (i) the Non-Core Portion has been paid in full, (ii) an amount corresponding to the budgeted cost of all 2014 Core Vessel intermediate surveys has been deposited in a restricted account at CiT and (iii) the outstanding amount under the CiT Facility does not exceed 60% of the unaudited interim combined FMV of the vessels owned by Heron.

On March 10, 2014, deeds of transfer in respect of the vessels in the Deiulemar Fleet were executed in favor of Heron.

Lenders under CiT Facility have agreed that the Heron Convertible Loan should be converted not later than August 30, 2014.

5.	Inventories:

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	March 31, 2014	December 31, 2013
Bunkers	$4,291	$2,961
Lubricants	1,383	775

	$5,674	$3,736

6.	Vessels, net and Advances for vessels’ acquisitions:

The amounts in the accompanying combined balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	$36,642	$(271)	$36,371
- Acquisitions	118,279	—	118,279
- Depreciation for the period	—	(2,656)	(2,656)

Balance, December 31, 2013	$154,921	$(2,927)	$151,994
- Acquisitions, improvements and other vessels’ costs	$135,013	—	135,013
- Transfer from Advances for vessel acquisitions	2,750		2,750
- Depreciation for the year	—	(2,153)	(2,153)

Balance, March 31, 2014	$292,684	$(5,080)	$287,604

In October 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Capesize dry bulk carrier, Kymopolia (ex Shiga), of which an advance of $2,750 was paid up to December 31, 2013, and is included within advances for vessel acquisition in the 2013 accompanying combined balance sheet. On January 30, 2014 the Company took delivery of vessel Kymopolia.

In December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry bulk carrier, Mercurial Virgo (ex—Mineral Pearl). In addition, in December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry bulk carrier, Pendulum (ex – Christina Victory). On February 28, 2014 the Company took delivery of the Mercurial Virgo and on March 20, 2014 the Company took delivery of the Pendulum.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

On January 24, 2014, the Company entered into two MOAs with an unrelated party for the acquisition of two post-Panamax dry bulk carriers, named Amami (ex GL Xiushan) and Madredeus (ex GL Zoushan), respectively. On February 13, 2014 and February 21, 2014 the Company took delivery of the vessels.

During the three month period ended March 31, 2014, the Company paid in aggregate, the amount of $135,013 with respect to the acquisition of vessels Kymopolia, Amami, Madredeus, Mercurial Virgo and Pendulum as well as an amount of $1,825 for bunkers on board.

7.	Advances for vessels under construction:

As of March 31, 2014 and December 31, 2013, Advances for vessels under construction reflect the advances paid to the shipyards for newbuilding vessels, capitalized interest and other capitalized costs relating to the supervision of the construction of these vessels. The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	March 31, 2014	December 31, 2013
Advances to the shipyards	$106,717	$95,667
Bareboat capital leases—upfront and handling fees	40,504	10,340
Capitalized interest on Members’ Loans	1,951	1,284
Other (Note 3)	293	148

Total	$149,465	$107,439

In September 2012, the Company agreed with a Japanese shipyard the construction of an 80,800 DWT Kamsarmax vessel (Hull HN 207-JMU (tbn Magnum Opus). The vessel was delivered in May 2014 (Note 16).

In December 2012, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 213-JMU (tbn Peloreus) and HN 214-JMU (tbn Leviathan). The vessels are expected to be delivered in July and August 2014.

In March 2013, the Company agreed with a Japanese shipyard the construction of an 182,000 DWT Capesize vessel (Hull HN 5017-JMU). The vessel is expected to be delivered in March 2015.

In May 2013, the Company agreed with a Chinese shipyard the construction of two 180,000 DWT Capesize vessels (Hulls HN 1312-SWS and HN 1313-SWS). The vessels are expected to be delivered in April and June 2015.

On May 17, 2013, the Company entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20,680 for the construction cost of each vessel will be financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of a vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000.

Based on the applicable lease accounting guidance (ASC 840 “Leases”), the Company determined that the bareboat charters should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

In June 2013, the Company agreed with a Chinese shipyard the construction of two 61,000 DWT Ultramax vessels (Hulls HN E164-NACKS (tbn Honey Badger) and HN NE165-NACKS). The vessels are expected to be delivered in March 2015.

In June and July 2013, the Company agreed with a Chinese shipyard the construction of three 209,000 DWT Newcastlemax vessels (Hulls HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS). The vessels are expected to be delivered in April, June and July 2015.

In July 2013, the Company agreed with a Chinese shipyard the construction of four 64,000 DWT Ultramax vessels (Hulls HN 1080, HN 1081, HN 1082 and HN 1083). The vessels are expected to be delivered during the third and fourth quarters of 2015.

In October 2013, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 5055-JMU and HN 5056-JMU). The vessels are expected to be delivered in July and August 2015.

On December 27, 2013, the Company entered into separate bareboat charter party contracts with affiliates of a chinese shipyard (“SWS ) for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46,400 for the construction cost of each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months and a one-time handling fee of $464. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price of $13,919. Based on ASC 840, the Company determined that the bareboat contracts should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015 and 2016, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

Total purchase price of the aforementioned vessels is $1,078,677 (of which $393,400 is related to the bareboat charter contracts discussed above) while the Company has also agreed to pay for extras under these contracts amounting to $11,848. As of March 31, 2014 and December 31, 2013, the Company has paid $147,221 and $106,007 (of which amounts, $40,504 and $10,340, respectively, relate to the bareboat contracts discussed above).

8.	Long-term debt:

ABN Facility

On August 1, 2013, the Company entered into a $34,458 credit facility with ABN Amro N.V (the “ABN Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN Facility were available in two tranches of $20,350 and $14,108, On August 6, 2013, the Company drew down the available tranches and paid an arrangement fee of $204.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

On December 18, 2013, the ABN Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang (ex Cape Shanghai), Strange Attractor (ex Tokiwa Glory), Big Fish (ex Shining Star) and Pantagruel (ex Pacific Confidence). On December 20, 2013, the Company drew down the available tranches and paid an arrangement fee of $572.

The following table describes the various tranches of loans under the ABN Facility as of March 31, 2014:

Vessel	Date Drawn	Principal Amount	Quarterly Installments	Balloon Payment
Obelix	August 2013	$19,596	18 x $377 through August 2018	$12,813 due August 2018
Maiden Voyage	August 2013	$13,365	14 x $248 through September 2017	$9,900 due September 2017
Big Bang	December 2013	$15,550	19 x $450 through December 2018	$7,000 due December 2018
Strange Attractor	December 2013	$9,700	19 x $300 through December 2018	$4,000 due December 2018
Big Fish	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018
Pantagruel	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018

Loans outstanding under the ABN Facility bear interest at three-month LIBOR plus a margin ranging from 3.75% to 3.9% per annum.

The ABN Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments and operating account assignments and is guaranteed by Oceanbulk Shipping LLC (the “Guarantor”). The ABN Facility contains a number of negative covenants, including limitations on additional indebtedness, additional liens on the collateral, restricted payments and changes in management and ownership. In addition, the ABN Facility contains the following financial maintenance covenants:

•	aggregate vessel value must exceed 140% of the aggregate principal amount of outstanding loans under the ABN Facility;

•	maximum consolidated adjusted market value leverage ratio of the Guarantor (defined as the Guarantor’s total liabilities to market value adjusted total assets, excluding Members’ Loans and available cash) of 70%;

•	minimum consolidated EBITDA of the Guarantor to interest coverage ratio of 2.0x, applicable after September 30, 2016; and

•	minimum liquidity of the higher of $1.0 million per collateral vessel or $0.5 million per other vessel owned by the Guarantor.

The ABN Facility also prohibits the Guarantor from paying dividends while a default has occurred and is continuing. The ABN Facility also contains cross-default provisions triggered by a payment default or the acceleration or cancelation by reason of default of indebtedness in excess of $5.0 million for the Guarantor’s indebtedness and $1.0 million for any borrower’s indebtedness.

As of March 31, 2014, the Company was in compliance with the applicable covenants under the ABN Facility.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

Deutsche Bank Facility

On May 20, 2014, the Company entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft for financing in an aggregate amount of $85,000, which will partially finance the construction cost of one Kamsarmax bulk carrier Magnum Opus, which was delivered on May 27, 2014, and two Capesize bulk carriers currently under construction at JMU (Hulls HN 213-JMU (tbn Peloreus) and HN 214-JMU (tbn Leviathan)), with expected deliveries in July and August 2014, respectively. One loan, which matures five years after the drawdown date, can be drawn for each vessel being financed. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The loans will bear interest at three-month LIBOR plus a margin of 3.4% per annum. The Deutsche Bank Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments and is guaranteed by Oceanbulk Shipping LLC (the “Guarantor”). The Deutsche Bank Facility includes certain negative covenants, including limitations on changes of ownership or control, additional indebtedness and the payment of dividends or other distributions until March 31, 2015, after which the Company may only pay dividends if no event of default has occurred or is continuing. The Deutsche Bank Facility also requires that the aggregate fair market value of the financed vessels exceeds 130% of the outstanding loans under the Deutsche Bank Facility. The Deutsche Bank Facility includes also the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum ratio of total liabilities to total assets (on a market value adjusted basis) of less than 70%;

•	minimum EBITDA to interest ratio of 2.0x, tested annually for 2014 and 2015, and 2.5x thereafter; and

•	minimum liquidity of the greater of (x) $10,000 and (y) $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

CEXIM Facility

On March 21, 2014, the Company executed a binding term sheet with the Export-Import Bank of China (the “CEXIM Facility”) for financing in an aggregate amount of $57,360, which will be available in two tranches of $28,680, to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (Hulls HN 1312-SWS and HN 1313-SWS), with expected delivery in April and June 2015, respectively. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1,147 plus a balloon payment of $5,736, the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The loan will bear interest at six-month LIBOR plus a margin of 3.25% per annum. The CEXIM Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments and will be guaranteed by the Guarantor. The CEXIM Facility will include certain negative covenants, including limitations on changes of ownership or control. The CEXIM Facility also requires that the aggregate value of the financed vessels exceeds 125% of the outstanding loans under the CEXIM Facility and that each vessel owning company must maintain minimum cash of not less than $500. The CEXIM Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	minimum equity ratio calculated based on book value of equity to total book value of assets of no less than 30%;

•	minimum book value of equity of not less than $250,000 after December 31, 2015; and

•	minimum liquidity of $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

HSBC Facility

On April 1, 2014, the Company executed a binding term sheet with HSBC Bank plc. (the “HSBC Facility”) for financing in an aggregate amount of $86,600, to partially finance the acquisition cost of the second hand vessels Kymopolia (ex Shiga), Mercurial Virgo (ex Mineral Pearl), Pendulum (ex Christina Victory), Amami (ex GL Xiushan) and Madredeus (ex GL Zhoushan), all of which have been delivered. The loan will be available in five tranches, will mature 59 months from the drawdown date and will be repayable in 20 quarterly installments, commencing three months after the drawdown, of $1,555 plus a balloon payment of $55,500 due together with the last installment. The loan will bear interest at LIBOR plus a margin of 3.3% per annum, as long as the fair value of the vessels to the outstanding loan ratio (“ACR”) exceeds 143% or 4.10% per annum, as long as the ACR falls below 143%. The HSBC Facility will be secured by first priority mortgage over the financed vessels and general and specific assignments and is guaranteed by the Guarantor. The HSBC Facility will include certain negative covenants, including limitations on changes of ownership or control, other than as part of an initial public offering and as long as the borrowers are not in an event of default and shareholding thresholds applicable to the Pappas family interests. It will also include dividend restrictions if the ACR falls below 143% while it will also require that the aggregate ACR exceeds 135% and minimum free liquidity to be maintained by the borrowers in the aggregate of $2,500. In addition, a portion of 10% of the initial HSBC Facility shall be prepaid from the proceeds of the first capital increase of the Guarantor after January 1, 2016. The HSBC Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum leverage ratio (calculated based on long term debt net of any free deposit balances divided by market value adjusted total assets) not to exceed 70%;

•	minimum EBITDA to interest ratio of 2.0x, in relation to the proceeding four fiscal quarters, effective from the second anniversary of the execution date; and

•	minimum liquidity to exceed $500 in free cash balances per vessel owned by the Guarantor.

As of March 31, 2014, no amounts had been drawn under the Deutsche Bank Facility, the CEXIM Facility and the HSBC Facility. In addition, as of March 31, 2014, the following aggregate principal payments will be required over the next five years and throughout the term of the ABN Facility:

Year	Amount
April to December 2014	$7,423
2015	9,897
2016	9,897
2017	19,550
2018	37,344
Total Debt	$84,111
Less: Long-term debt—current portion	$(9,897)

Long-term debt—non-current portion	$74,214

Interest expense for the three month periods ended March 31, 2014 and 2013, amounted to $879 and $nil, respectively, and is included in Interest and finance costs in the accompanying unaudited interim combined statements of operations.

9.	Members’ Loans:

On October 9, 2012, the Members entered into a limited liability company agreement (the “Oceanbulk Shipping LLC Agreement”) with respect to Oceanbulk Shipping LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on October 4, 2012. On April 11, 2013, the Members entered into a similar limited liability company agreement (the “Oceanbulk Carriers LLC Agreement”) with respect to

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

Oceanbulk Carriers LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on April 5, 2013.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, the Members could, from time to time, make investments in Oceanbulk Shipping LLC and Oceanbulk Carriers LLC either in form of capital contributions in exchange for the companies’ Class A Units or in the form of members’ loans (the “Members’ Loans”), evidenced by convertible notes (the “Convertible Notes”).

The Convertible Notes bear fixed interest at 2% per annum, accruing quarterly in arrears. The Convertible Notes are able to be converted, at any time following the election of the majority holders, in whole or in part (based on the principal amount converted, plus any accrued and unpaid interest) into Class A Units at a conversion price of $1 per Class A Unit. The conversion price is subject to certain adjustments triggered by reorganizations, recapitalizations, stock splits or other similar changes in the relevant capitalization of the Company. The Convertible Notes mature on December 31, 2042.

Based on the applicable accounting guidance for debt instruments (ASC 470 “Debt”) and for derivatives and hedging instruments (ASC 815 “Derivatives and Hedging”), the Company determined that all proceeds from any Members’ Loan should be reflected as debt within the Company’s non-current liabilities, with no bifurcation of any of the embedded features.

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	March 31, 2014	December 31, 2013
Members’ Loans by Oaktree OBC Holdings LLC	$363,908	$200,828
Members’ Loans by Millennia LLC	40,434	22,314

Principal of Members’ Loans	$404,342	$223,142

Accrued Interest on Members’ Loans	4,496	2,863

Total	$408,838	$226,005

The Members had not exercised their conversion rights under the Convertible Notes as of March 31, 2014. Out of the total accrued interest as of March 31, 2014 and December 31, 2013, an amount of $1,951 and $1,284, respectively, has been capitalized and is reflected within “Advances for vessels under construction” in the accompanying combined balance sheets (Note 7). Interest on Members’ Loans for the three month periods ended March 31, 2014 and 2013 amounted to $966 and $212, respectively and is separately reflected in the accompanying unaudited interim statements of operations.

On December 27, 2013, an amount of $18,000 was returned to the Members, representing funds contributed for vessel acquisitions as Members’ Loans that was not needed as a result of debt financing concluded subsequent to the vessel deliveries.

As further discussed in Note 12 and 16, on May 28, 2014, following the respective election of the majority holders, the then outstanding Members’ Loans were converted into 373,533 Class A Units issued by the Company to Oaktree and 41,504 Class A Units issued in the aggregate by Oceanbulk Shipping and Oceanbulk Carriers to Millennia.

The aforementioned conversion resulted in a material change to the Company’s capitalization and therefore pro forma balance sheet and a pro forma statement of operations are presented to give effect to such change. The adjustment of $408,838 in the pro forma balance sheet reflects the conversion of Members’ Loans (including accrued interest thereon as of March 31, 2014), pursuant to their terms, to 408,838 Class A Units of the Company, assuming the conversion was consummated on March 31, 2014. In addition, the adjustment of $966 in the pro forma statement of operations reflects the reversal of Interest on Members’ Loans, assuming the conversion was consummated on January 1, 2014. Total Interest on Members’ Loans for the year ended December 31, 2013

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

amounted to $1,412 whereas net loss and net loss available to the Members were $10,415 and $11,120, respectively. Had the conversion occurred on January 1, 2013, the Interest on Members’ Loans of $1,412 in 2013 would not have had been incurred and accordingly net loss and net loss available to the Members for 2013 on a pro forma basis would have been adjusted to $9,003 and $9,708, respectively.

10.	Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable, due from/to related parties and accounts payable: The carrying values reported in the combined balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying balance sheets.

•	Long-term debt: The fair value of the ABN Facility discussed in Note 8 approximates the recorded value due to the variable interest rates payable. The carrying value of the loans as of March 31, 2014 and December 31, 2013 amounted to $84,111 and $86,585, respectively.

•	Members’ Loans: Members’ Loans have a fixed rate. Interest is accrued quarterly and if not paid in cash, determined at the option of the majority of the holders, it increases the outstanding principal amount. The fair value of a Members’ Loan is not able to be reliably estimated due to the interest settlement options held by the Members (Note 9).

•	Derivative financial Instruments: The fair values of the Company’s derivative financial instruments presented in combined balance sheet equates to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date and is determined by primarily by observable inputs (i.e., LIBOR swap yield curves).

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by U.S. GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

11.	Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its current and expected variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to these borrowings and to lower its overall borrowing costs.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

During the third quarter of 2013, the Company entered into five interest rate swaps with Goldman Sachs Bank USA, effective from October 1, 2014. The swaps mature on April 1, 2018. Under the five swaps, the Company will make quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307, and increasing up to $461,264 during the period from July 1, 2015 to October 1, 2015. The counterparty will make quarterly floating rate payments at three-month US$ LIBOR to the Company based on the same notional amount. During the three month period ended March 31, 2014, the swaps were not designated as accounting hedges and accordingly changes in their fair value in the three month period ended March 31, 2014 of $1,116 are reported in earnings as a Loss on Derivative Financial Instruments, with the outstanding fair value (based on Level 2 inputs of the fair value hierarchy) as of the same date and as of December 31, 2013 being separately reflected as Derivative Financial Instruments within current and non-current liabilities.

12.	Members’ Equity:

Members’ equity consists of one Class B unit of no par value, held by Oaktree. As further discussed in Note 9 and 16, on May 28, 2014, following the respective election of the majority holders, the then outstanding Members’ Loans were converted into 373,533 Class A Units issued by the Company to Oaktree and 41,504 Class A Units issued by the Company to Millennia. Note 9 above, provides further information with respect to the pro forma balance sheet presented to give effect of such conversion as of March 31, 2014.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, except as otherwise provided under the laws of Marshall Islands or mutually agreed between the Members in writing, no Member shall have any personal liability whatsoever in such Member’s capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or other obligations of the Company or for any losses of the Company.

13.	Commitments and Contingencies:

a)	Various claims, suits, and complaints, including those involving government regulations and product liability, may arise in the ordinary course of our shipping activities. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim combined financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Currently, management is not aware of any such supplementary calls for 2014 and 2013. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim combined financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)	The following table sets forth the future, minimum, non-cancellable charter revenue and purchase commitments as of March 31, 2014:

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

(+):collections, (-):payments	April to December 2014	2015	2016	2017	2018	2019 and thereafter	Total
	(Amounts in thousands of US Dollars)
Future, minimum, non-cancellable charter revenue(1)	$26,704	$—	$—	$—	$—	$—	$26,704
Purchase commitments(2)	(132,869)	(454,370)	—	—	—	—	(587,239)
Bareboat capital leases—upfront fee(3)	(19,355)	(24,315)	—	—	—	—	(43,670)
Bareboat capital leases—charterhire(3)	—	(9,033)	(25,304)	(31,444)	(31,413)	(318,732)	(415,926)

Total	$(125,520)	$(487,718)	$(25,304)	$(31,444)	$(31,413)	$(318,732)	$(1,020,131)

(1)	The amounts represent the minimum contractual gross charter revenues to be generated from the existing, as of March 31, 2014, non-cancellable time and freight charter until their expiration, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.
(2)	The amounts represent the Company’s remaining obligations under the pipeline of the Company’s newbuilding program discussed in Note 7, excluding those applicable under the bareboat lease agreements classified as capital leases.
(3)	The amounts represent the Company’s commitments under the bareboat lease arrangements under the upfront fee and the charter hire, gross of any address commissions the Company may be entitled to, respectively, discussed in Note 7.

14.	Voyage and Vessel Operating expenses:

The amounts in the accompanying unaudited interim combined statements of operations are analyzed as follows:

	March 31, 2014	March 31, 2013
Voyage expenses
Bunkers	$4,102	$1,466
Commissions	470	80
Port Expenses	332	131
Cargo Expenses	15	1

	$4,919	$1,678

Vessel Operating expenses
Crew wages and related costs	$2,211	$282
Stores, Spares, Repairs and Maintenance	773	66
Insurances	306	45
Lubricants	368	48
Tonnage taxes	121	7
Initial supply upon vessels’ delivery and other delivery costs	1,427	—
Other	327	28

	$5,533	$476

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

15.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim combined statements of operations are analyzed as follows:

	March 31, 2014	March 31, 2013
Interest on long-term debt (Note 8)	$879	$—
Amortization of deferred finance fees	58	—
Other bank and finance charges	27	4

	$964	$4

16.	Subsequent Events:

The following events and transactions occurred after the unaudited interim balance sheet date and up to the date of these financial statements were evaluated, June 17, 2014:

a)	Loan payments: Subsequent to March 31, 2014, the Company paid regular loan installments amounting to $377 in total.

b)	New financing: On April 1, 2014, the Company executed a binding term sheet with HSBC Bank plc. to partially finance the acquisition cost of five operating vessels as further disclosed in Note 8.

c)	Payment for new building vessels: In mid May, 2014, the Company paid $4,870 for scheduled capital commitments under one of its newbuilding Capesize (Hull HN 214-JMU (tbn Leviathan)) discussed in Note 7.

d)	Additional Members’ Loans: Subsequent to March 31, 2014, the Company received a total amount of $4,870 in the form of Members’ Loans to fund the installment due for Hull HN 214-JMU (tbn Leviathan) discussed in Note 16(b) above.

e)	Delivery of vessel Magnum Opus: On May 27, 2014, Magnum Opus was delivered from the shipyard at a total cost of approximately $30,980. The delivery installment of $18,620 was financed by the loan facility with Deutsche Bank AG Filiale Deutschlandgeschäft discussed in Note 8 which was concluded on May 20, 2014 under which the Company drew down an amount of $20,000 representing the first available tranche relating to the delivered vessel.

f)	Conversion of Members’ Loans: On May 28, 2014, following the respective election of the majority holders, the Members Loan outstanding as of that date of $415,037 was converted into 373,533 Class A Units issued by the Company to Oaktree and 41,504 Class A Units issued by the Company to Millennia.

g)	Draw down under the HSBC Facility: On June 17, 2014, the Oceanbulk drew down an amount of $86,600 under a loan agreement with HSBC Bank plc, related to the partial financing of the acquisition cost of their operating vessels Kymopolia, Mercurial Virgo, Pendulum, Amami and Madredeus. Oceanbulk paid an amount of $866 for an arrangement fee and an amount of $222 for a commitment fee with respect to this loan.